All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document, including adjusted funds from operations, free funds flow, net debt and adjusted operating earnings are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the advisory section of Suncor’s Management’s Discussion and Analysis dated August 4, 2026 (the MD&A).

Second Quarter Highlights

●	Matched quarterly record adjusted funds from operations of $5.3 billion and set all-time quarterly per share record of $4.52.
●	Generated $4.0 billion in free funds flow and set all-time quarterly per share record of $3.38, more than quadruple the prior year quarter.
●	Returned nearly $1.8 billion to shareholders, with over $1.0 billion in share repurchases and over $700 million in dividends.
●	Beginning in August 2026, Suncor plans to increase monthly share repurchases to $500 million from $350 million.
●	Second quarter upstream production of 761,000 bbls/d, and record first half upgrader utilization of 94%.
●	Record second quarter refining throughput of 471,000 bbls/d and record second quarter refined product sales of 655,000 bbls/d.

“Suncor delivered record quarterly free funds flow per share of $3.38 in the second quarter, demonstrating the progress we've made in improving the performance of our business and increasing shareholder value,” said Rich Kruger, President and Chief Executive Officer. “The quarter was led by the exemplary performance of our downstream business, delivering record quarterly adjusted funds from operations and record second quarter refining throughput and refined product sales, highlighting the strength of our integrated model and its ability to generate significant cash flow across a range of market conditions.”

Second Quarter Results

Financial Highlights	Q2	Q1	Q2
($ millions, unless otherwise noted)	2026	2026	2025
Net earnings	3 732	2 100	1 134
Per common share(1) (dollars)	3.17	1.77	0.93
Adjusted operating earnings(2)	3 804	2 300	873
Per common share(1)(2) (dollars)	3.23	1.93	0.71
Adjusted funds from operations(2)	5 329	4 030	2 689
Per common share(1)(2) (dollars)	4.52	3.39	2.20
Cash flow provided by operating activities	5 655	2 435	2 919
Per common share(1) (dollars)	4.80	2.05	2.38
Capital expenditures excluding capitalized interest	1 310	1 076	1 649
Free funds flow(2)	3 980	2 913	981
Dividend per common share(1) (dollars)	0.60	0.60	0.57
Share repurchases per common share(3) (dollars)	0.89	0.69	0.61
Returns to shareholders(4)	1 756	1 537	1 447
Operating, selling and general expenses	3 419	3 778	3 163
Net debt(2)	4 481	6 842	7 673
Operating Highlights
Total upstream production (mbbls/d)	760.9	875.2	808.1
Refinery crude oil throughput (mbbls/d)	470.6	497.8	442.3
Refinery utilization(5) (%)	92	97	87

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
(3)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(4)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.
(5)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q2	Q1	Q2
($ millions)	2026	2026	2025
Net earnings	3 732	2 100	1 134
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	132	139	(461)
Unrealized (gain) loss on risk management activities	(131)	92	68
One-time legislative change to benefits	63	—	—
Write-down of equity investments	—	—	136
Income tax expense (recovery) on adjusted operating earnings adjustments	8	(31)	(4)
Adjusted operating earnings(1)	3 804	2 300	873

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on the adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
●	Suncor’s adjusted operating earnings increased to $3.804 billion ($3.23 per common share) in the second quarter of 2026, compared to $873 million ($0.71 per common share) in the prior year quarter, primarily due to increased upstream price realizations and downstream margins, partially offset by a corresponding increase in tax and royalties expense.
●	Net earnings increased to $3.732 billion ($3.17 per common share) in the second quarter of 2026, compared to $1.134 billion ($0.93 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2026 and the prior year quarter were impacted by the items shown in the table above.
●	Adjusted funds from operations increased to $5.329 billion ($4.52 per common share) in the second quarter of 2026, compared to $2.689 billion ($2.20 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations benefitted from the strength of Suncor’s integrated operations in the current quarter, as the upstream captured the strong synthetic crude oil (SCO) premiums, while the downstream generated record adjusted funds from operations, despite the higher feedstock costs.
●	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $5.655 billion ($4.80 per common share) in the second quarter of 2026, compared to $2.919 billion ($2.38 per common share) in the prior year quarter.
●	Free funds flow increased to $3.980 billion ($3.38 per common share), compared to $981 million ($0.80 per common share) in the prior year quarter, and was primarily influenced by the same factors impacting adjusted funds from operations as well as lower capital expenditures in the current quarter compared to the prior year quarter.
●	Operating, selling and general (OS&G) expenses were $3.419 billion in the second quarter of 2026, compared to $3.163 billion in the prior year quarter, with the increase primarily due to increased mining activity, in part due to the unprecedented combination of snow accumulation, rapid spring melt and major rainfall events in the current quarter and increased Oil Sands maintenance.

2 2026 Second Quarter Suncor Energy Inc.

Operating Results

	Q2	Q1	Q2
(mbbls/d, unless otherwise noted)	2026	2026	2025
Upstream
Total Oil Sands bitumen production	815.2	933.9	860.8
SCO and diesel production	510.0	550.8	468.0
Inter-asset transfers and consumption	(27.8)	(31.5)	(29.8)
Upgraded production – net SCO and diesel	482.2	519.3	438.2
Bitumen production	273.9	364.7	334.8
Inter-asset transfers	(66.0)	(85.2)	(24.6)
Non-upgraded bitumen production	207.9	279.5	310.2
Total Oil Sands production	690.1	798.8	748.4
Exploration and Production	70.8	76.4	59.7
Total upstream production	760.9	875.2	808.1
Upstream sales	782.1	872.1	812.8

Downstream
Refinery utilization(1) (%)	92	97	87
Refinery crude oil throughput	470.6	497.8	442.3
Refined product sales	654.8	680.9	600.5

●	Total Oil Sands bitumen production was 815,200 barrels per day (bbls/d) in the second quarter of 2026, compared to 860,800 bbls/d in the prior year quarter, with the decrease primarily due to the planned turnaround at Firebag, which was successfully completed ahead of schedule in the current quarter, partially offset by increased mining production despite an unprecedented combination of snow accumulation, rapid spring melt, and major rainfall events. Mining production in the prior year quarter was impacted by the Upgrader 1 coke drum replacement project and turnaround.
●	The company’s higher value net SCO production increased to 482,200 bbls/d with upgrader utilization of 93% in the second quarter of 2026, compared to 438,200 bbls/d and 86%, respectively, in the prior year quarter, primarily due to fewer maintenance activities in the current quarter.
●	Non-upgraded bitumen production decreased to 207,900 bbls/d in the second quarter of 2026, compared to 310,200 bbls/d in the prior year quarter, primarily due to increased upgrader availability and decreased bitumen production.
●	Exploration and Production (E&P) production increased to 70,800 bbls/d in the second quarter of 2026, compared to 59,700 bbls/d in the prior year quarter, and featured strong production at all assets.
●	Refinery crude oil throughput increased to a second quarter record of 470,600 bbls/d with refinery utilization(1) of 92% of the rerated nameplate capacity of 511,000 bbls/d. This compares to 442,300 bbls/d and 87% in the prior year quarter, primarily due to fewer maintenance activities in the current period. Refinery production increased to 503,400 bbls/d, compared to 464,600 bbls/d in the prior year quarter, as the company benefitted from a structural increase of intermediate feedstock through the secondary units.
●	Refined product sales increased to a second quarter record of 654,800 bbls/d, compared to 600,500 bbls/d in the prior year quarter, as Suncor continued to capitalize on global market opportunities, including record jet fuel sales, while also delivering more domestic volumes through high-value retail channels, leveraging Canada’s number one retail brand.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

2026 Second Quarter Suncor Energy Inc. 3

Corporate and Strategy Updates

●	Share repurchases to be increased to $500 million per month. Beginning in August 2026, Suncor plans to increase monthly share repurchases to $500 million per month, from $350 million per month, projecting total 2026 share repurchases of $4.7 billion and marking the third monthly increase since December 2025.
●	New loyalty program partnership announced. Petro-Canada and WestJet announced the details of a new loyalty program partnership that is expected to give Petro-Canada customers more value, options and flexibility when fuelling and flying.

Corporate Guidance Updates

Suncor has updated its 2026 corporate guidance ranges, previously released on December 11, 2025:

●	Business Environment, Current Income Tax Expense and Royalties have been updated to reflect the current business environment as at August 4, 2026.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

4   2026 Second Quarter Suncor Energy Inc.

Management’s Discussion and Analysis

August 4, 2026

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025, dated February 25, 2026 (the 2025 annual MD&A).

This MD&A, for the three and six months ended June 30, 2026, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2026, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2025, and the 2025 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 25, 2026 (the 2025 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this MD&A by reference.

References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Common Abbreviations

For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.

2026 Second Quarter Suncor Energy Inc. 5

Management’s Discussion and Analysis

1. Second Quarter Highlights

●	Financial results. Adjusted funds from operations(1) were $5.329 billion ($4.52 per common share), compared to $2.689 billion ($2.20 per common share) in the prior year quarter. Adjusted operating earnings(1) were $3.804 billion ($3.23 per common share), compared to $873 million ($0.71 per common share) in the prior year quarter.
●	Returned value to shareholders. Suncor returned $1.756 billion of value to shareholders, with $1.050 billion in share repurchases and $706 million in dividends.
●	Share repurchases to be increased to $500 million per month. Beginning in August 2026, Suncor plans to increase monthly share repurchases to $500 million per month, from $350 million per month, projecting total 2026 share repurchases of $4.7 billion and marking the third monthly increase since December 2025.
●	New loyalty program partnership announced. Petro-Canada and WestJet announced the details of a new loyalty program partnership that is expected to give Petro-Canada customers more value, options and flexibility when fuelling and flying.
●	Record second quarter refinery crude oil throughput. Refinery crude oil throughput was a second quarter record of 470,600 bbls/d, 28,300 bbls/d higher than the prior year quarter with refinery utilization(2) of 92%.
●	Record second quarter refined product sales. Refined product sales were a second quarter record of 654,800 bbls/d, 54,300 bbls/d higher than the prior year quarter as Suncor continued to capitalize on global sales opportunities.
●	Strong net synthetic crude oil production (SCO). Total upstream production was 760,900 bbls/d in the second quarter of 2026, and was highlighted by net SCO production of 482,200 bbls/d and upgrader utilization of 93%.

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

6 2026 Second Quarter Suncor Energy Inc.

2. Consolidated Financial and Operating Information

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Earnings (loss) before income taxes
Oil Sands	2 691	844	4 207	2 519
Exploration and Production	465	165	847	323
Refining and Marketing	2 100	377	3 750	1 049
Corporate and Eliminations	(277)	48	(999)	(167)
Income tax expense	(1 247)	(300)	(1 973)	(901)
Net earnings	3 732	1 134	5 832	2 823
Adjusted operating earnings (loss)(1)
Oil Sands	2 592	926	4 166	2 546
Exploration and Production	465	165	847	323
Refining and Marketing	2 068	404	3 752	1 071
Corporate and Eliminations	(82)	(318)	(665)	(547)
Income tax expense included in adjusted operating earnings	(1 239)	(304)	(1 996)	(891)
Total	3 804	873	6 104	2 502
Adjusted funds from (used in) operations(1)
Oil Sands	3 819	2 399	6 713	5 209
Exploration and Production	652	372	1 214	702
Refining and Marketing	2 299	615	4 280	1 517
Corporate and Eliminations	(123)	(285)	(753)	(634)
Current income tax expense	(1 318)	(412)	(2 095)	(1 060)
Total	5 329	2 689	9 359	5 734
Change in non-cash working capital	326	230	(1 269)	(659)
Cash flow provided by operating activities	5 655	2 919	8 090	5 075
Capital expenditures(2)
Asset sustainment and maintenance	828	975	1 408	1 473
Economic investment	482	674	978	1 263
Total	1 310	1 649	2 386	2 736
Free funds flow(1)	3 980	981	6 893	2 881

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Excludes capitalized interest of $39 million and $80 million in the second quarter and first six months of 2026, compared to $59 million and $117 million in the second quarter and first six months of 2025.

2026 Second Quarter Suncor Energy Inc. 7

Management’s Discussion and Analysis

Operating Highlights

	Three months ended June 30		Six months ended June 30
(mbbls/d, unless otherwise noted)	2026	2025	2026	2025
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	482.2	438.2	500.6	487.1
Oil Sands – Non-upgraded bitumen	207.9	310.2	243.5	282.4
Total Oil Sands production volumes	690.1	748.4	744.1	769.5
Exploration and Production	70.8	59.7	73.7	61.0
Total upstream production	760.9	808.1	817.8	830.5
Upstream sales	782.1	812.8	826.7	820.6
Downstream
Refinery utilization(1) (%)	92	87	95	90
Refinery crude oil throughput	470.6	442.3	484.1	462.4
Refined product sales	654.8	600.5	667.7	602.6
(1)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Financial Results

Net Earnings and Adjusted Operating Earnings

Adjusted Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Net earnings	3 732	1 134	5 832	2 823
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	132	(461)	271	(475)
Unrealized (gain) loss on risk management activities	(131)	68	(39)	8
One-time legislative change to benefits	63	—	63	—
Write-down of equity investments	—	136	—	136
Income tax expense (recovery) on adjusted operating earnings adjustments	8	(4)	(23)	10
Adjusted operating earnings(1)	3 804	873	6 104	2 502

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s consolidated net earnings for the second quarter of 2026 were $3.732 billion, compared to $1.134 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $132 million recorded in financing expenses in the Corporate and Eliminations segment in the second quarter of 2026, compared to a gain of $461 million in the second quarter of 2025.
●	An unrealized gain on risk management activities of $131 million recorded in other income in the second quarter of 2026, compared to an unrealized loss of $68 million in the second quarter of 2025.
●	During the second quarter of 2026, Suncor recorded a one-time expense of $63 million for legislative changes to Alberta seniors benefits.
●	During the second quarter of 2025, Suncor recorded write-downs of equity investments of $95 million in the Corporate and Eliminations segment and $41 million in the Refining and Marketing (R&M) segment.
●	An income tax expense related to the items noted above of $8 million in the second quarter of 2026, compared to a recovery of $4 million in the second quarter of 2025.

8 2026 Second Quarter Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)

(1)	For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings increased to $3.804 billion ($3.23 per common share) in the second quarter of 2026, compared to $873 million ($0.71 per common share) in the prior year quarter, primarily due to increased upstream price realizations and downstream margins, partially offset by a corresponding increase in tax and royalties expense. Adjusted operating earnings were also impacted by a strengthening of benchmark pricing in the current quarter, resulting in a first-in, first-out (FIFO) inventory valuation gain, compared to a loss in the prior year quarter.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $5.329 billion ($4.52 per common share) in the second quarter of 2026, compared to $2.689 billion ($2.20 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $5.655 billion ($4.80 per common share) in the second quarter of 2026, compared to $2.919 billion ($2.38 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger source of cash associated with the company’s working capital balances in the second quarter of 2026, compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in the second quarter of 2026 was primarily due to a decrease in accounts receivable balances, partially offset by a decrease in accounts payable and accrued liabilities balance, consistent with the decrease in business environment in the latter part of the current quarter.

Operating, Selling and General Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Operations, selling and corporate costs	2 953	2 712	5 891	5 378
Commodities	444	431	964	917
Share-based compensation and other(1)	22	20	342	165
Total operating, selling and general (OS&G) expenses	3 419	3 163	7 197	6 460

(1)	In the second quarter of 2026, share-based compensation recovery of ($41) million included ($8) million in the Oil Sands segment, nil in the E&P segment, ($4) million in the R&M segment and ($29) million in the Corporate and Eliminations segment. In the second quarter of 2025, share-based compensation expense of $20 million included $7 million in the Oil Sands segment, $1 million in the E&P segment, $4 million in the R&M segment and $8 million in the Corporate and Eliminations segment. Other includes a one-time expense of $63 million for legislative changes to Alberta seniors benefits in the second quarter of 2026.

OS&G expenses were $3.419 billion in the second quarter of 2026, compared to $3.163 billion in the prior year quarter, with the increase primarily due to increased mining activity, in part due to the unprecedented combination of snow accumulation, rapid spring melt, and major rainfall events in the current quarter and increased Oil Sands maintenance. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.

2026 Second Quarter Suncor Energy Inc. 9

Management’s Discussion and Analysis

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2025 annual MD&A.

		Average for the three months ended June 30		Average for the six months ended June 30
		2026	2025	2026	2025
WTI crude oil at Cushing	US$/bbl	92.85	63.70	82.55	67.55
Dated Brent crude	US$/bbl	104.55	67.80	92.80	71.70
Dated Brent/Maya crude oil FOB price differential	US$/bbl	19.20	10.10	17.35	10.60
MSW at Edmonton	Cdn$/bbl	131.90	84.25	113.00	89.75
WCS at Hardisty	US$/bbl	78.20	53.50	68.15	56.10
WCS-WTI heavy/light differential	US$/bbl	(14.65)	(10.20)	(14.40)	(11.45)
SYN-WTI premium (differential)	US$/bbl	8.40	1.00	4.05	(0.65)
Condensate at Edmonton	US$/bbl	95.55	63.50	83.65	66.70
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.55	1.65	1.75	1.85
Alberta Power Pool Price	Cdn$/MWh	29.45	40.50	30.80	40.15
New York Harbor 2-1-1 crack(1)	US$/bbl	55.55	25.90	45.55	23.50
Chicago 2-1-1 crack(1)	US$/bbl	51.00	22.05	37.10	18.35
Portland 2-1-1 crack(1)	US$/bbl	63.35	38.20	50.85	30.30
Gulf Coast 2-1-1 crack(1)	US$/bbl	51.55	23.20	42.10	22.05
U.S. Renewable Volume Obligation	US$/bbl	13.80	6.15	11.25	5.45
Suncor custom 5-2-2-1 index(2)	US$/bbl	50.10	27.85	42.95	27.30
Exchange rate (average)	US$/Cdn$	0.72	0.72	0.73	0.71
Exchange rate (end of period)	US$/Cdn$	0.73	0.73	0.73	0.73

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2025 annual MD&A.

10 2026 Second Quarter Suncor Energy Inc.

3. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Operating revenues	9 043	6 440	16 557	13 581
Less: Royalties	(1 222)	(596)	(1 934)	(1 411)
Operating revenues, net of royalties	7 821	5 844	14 623	12 170
Earnings before income taxes	2 691	844	4 207	2 519
Adjusted for:
Unrealized (gain) loss on risk management activities	(99)	82	(41)	27
Adjusted operating earnings(1)	2 592	926	4 166	2 546
Adjusted funds from operations(1)	3 819	2 399	6 713	5 209
Free funds flow(1)	2 905	1 290	5 053	3 351

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings increased to $2.592 billion in the second quarter of 2026, compared to $926 million in the prior year quarter, primarily due to increased price realizations, partially offset by a corresponding increase in royalties, decreased sales volumes and increased operating expenses.

2026 Second Quarter Suncor Energy Inc. 11

Management’s Discussion and Analysis

Production Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2026	2025	2026	2025
Oil Sands bitumen
Upgrader bitumen throughput	607.3	550.6	630.9	616.5
Non-upgraded bitumen production	207.9	310.2	243.5	282.4
Total Oil Sands bitumen production	815.2	860.8	874.4	898.9
Upgraded – net SCO and diesel
Oil Sands operations(1)(2)	310.8	280.6	344.5	320.7
Syncrude(1)(2)	199.2	187.4	185.7	196.7
Inter-asset transfers and consumption(3)(4)	(27.8)	(29.8)	(29.6)	(30.3)
Upgraded – net SCO and diesel production	482.2	438.2	500.6	487.1
Non-upgraded bitumen
Oil Sands operations	119.7	162.8	140.3	164.1
Fort Hills	154.2	162.9	170.6	169.6
Syncrude	—	9.1	8.2	4.6
Inter-asset transfers(5)	(66.0)	(24.6)	(75.6)	(55.9)
Non-upgraded bitumen production	207.9	310.2	243.5	282.4
Oil Sands production volumes to market
Upgraded – net SCO and diesel	482.2	438.2	500.6	487.1
Non-upgraded bitumen	207.9	310.2	243.5	282.4
Total Oil Sands production volumes	690.1	748.4	744.1	769.5

(1)	Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput.
(2)	Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.
(3)	Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the second quarter of 2026, Oil Sands operations produced 14,900 bbls/d of internally consumed products, of which 6,900 bbls/d was consumed at Oil Sands operations, 6,700 bbls/d was consumed at Fort Hills and 1,300 bbls/d was consumed at Syncrude. Syncrude produced 3,700 bbls/d of internally consumed products.
(4)	In the second quarter of 2026, upgraded inter-asset transfers consisted of 9,200 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.
(5)	In the second quarter of 2026, non-upgraded inter-asset transfers consisted of 48,900 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, and 17,100 bbls/d of bitumen that was transferred from Firebag to Syncrude.

Total Oil Sands bitumen production was 815,200 bbls/d in the second quarter of 2026, compared to 860,800 bbls/d in the prior year quarter, with the decrease primarily due to the planned turnaround at Firebag, which was successfully completed ahead of schedule in the current quarter, partially offset by increased mining production despite an unprecedented combination of snow accumulation, rapid spring melt and major rainfall events. Mining production in the prior year quarter was impacted by the Upgrader 1 coke drum replacement project and turnaround.

The company’s higher value net SCO production increased to 482,200 bbls/d in the second quarter of 2026, compared to 438,200 bbls/d in the prior year quarter, with upgrader utilization of 97% at Syncrude and 89% at Oil Sands Base, compared to 91% and 80%, respectively, in the prior year quarter. The increase in net SCO production was primarily due to fewer maintenance activities in the current quarter.

Non-upgraded bitumen production decreased to 207,900 bbls/d in the second quarter of 2026, compared to 310,200 bbls/d in the prior year quarter, primarily due to increased upgrader availability and decreased bitumen production.

12 2026 Second Quarter Suncor Energy Inc.

Sales Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2026	2025	2026	2025
Upgraded – net SCO and diesel	484.8	440.2	497.3	484.1
Non-upgraded bitumen	219.7	307.6	253.1	276.4
Total	704.5	747.8	750.4	760.5

SCO and diesel sales volumes were 484,800 bbls/d in the second quarter of 2026, compared to 440,200 bbls/d in the prior year quarter, with the increase primarily due to higher SCO production volumes in the current quarter.

Non-upgraded bitumen sales volumes decreased to 219,700 bbls/d in the second quarter of 2026, compared to 307,600 bbls/d in the prior year quarter, primarily due to decreased non-upgraded bitumen production volumes.

Price Realizations(1)(2)

Before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2026	2025	2026	2025
Upgraded – net SCO and diesel	143.55	90.10	121.90	95.08
Non-upgraded bitumen	98.79	67.95	88.07	72.38
Weighted average	129.59	80.98	110.48	86.83
Weighted average crude, relative to WTI	1.15	(7.18)	(3.24)	(8.34)

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

Oil Sands price realizations increased in the second quarter of 2026 compared to the prior year quarter, primarily due to higher crude oil benchmark pricing, strong current quarter SCO premiums and an increased proportion of higher value upgraded SCO sales volumes, partially offset by wider heavy crude oil differentials.

Royalties

Royalties for the Oil Sands segment increased in the second quarter of 2026 compared to the prior year quarter, primarily due to higher Canadian heavy crude pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in the second quarter of 2026 compared to the prior year quarter, primarily due to increased mining activity, in part due to unprecedented wet weather conditions and increased In Situ maintenance activities.

Depreciation, depletion and amortization (DD&A) expense was comparable to the prior year quarter.

Exploration expenses increased in the second quarter of 2026 compared to the prior year quarter, primarily due to In Situ development activities.

Transportation costs decreased in the second quarter of 2026 compared to the prior year quarter, primarily due to decreased exports to the U.S. Gulf Coast.

Financing expense and other, which includes other income, was comparable to the prior year quarter.

2026 Second Quarter Suncor Energy Inc. 13

Management’s Discussion and Analysis

Cash Operating Costs

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2026	2025	2026	2025
Oil Sands OS&G(1)	2 558	2 356	5 270	4 748
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 260	1 177	2 666	2 463
Non-production costs(3)	97	17	192	143
Excess power capacity and other(4)	(76)	(68)	(172)	(163)
Oil Sands operations cash operating costs(2)	1 281	1 126	2 686	2 443
Oil Sands operations production volumes (mbbls/d)	430.5	443.4	484.8	484.8
Oil Sands operations cash operating costs(2) ($/bbl)	32.70	27.95	30.60	27.85
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	751	633	1 430	1 250
Non-production costs(3)	(124)	(82)	(224)	(156)
Excess power capacity(4)	(2)	(7)	(7)	(12)
Fort Hills cash operating costs(2)	625	544	1 199	1 082
Fort Hills production volumes (mbbls/d)	154.2	162.9	170.6	169.6
Fort Hills cash operating costs(2) ($/bbl)	44.50	36.75	38.80	35.25
Syncrude cash operating costs reconciliation
Syncrude OS&G	725	650	1 470	1 309
Non-production costs(3)	5	4	(23)	18
Excess power capacity(4)	(2)	(2)	(3)	(5)
Syncrude cash operating costs(2)	728	652	1 444	1 322
Syncrude production volumes (mbbls/d)	199.2	196.5	193.9	201.3
Syncrude cash operating costs(2) ($/bbl)	40.15	36.50	41.15	36.30

(1)	Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the second quarter and first six months of 2026, Oil Sands OS&G included ($178) million and ($296) million, respectively, of inventory changes and internal transfers. In the second quarter and first six months of 2025, Oil Sands OS&G included ($104) million and ($274) million of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(3)	Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs, asset advancement costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $32.70 in the second quarter of 2026, compared to $27.95 in the prior year quarter, with the increase primarily due to a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, a higher proportion of mined bitumen production relative to lower cost In Situ production as a result of the Firebag turnaround, incremental costs associated with unprecedented wet weather conditions, and increased maintenance activities at Firebag.

Fort Hills cash operating costs per barrel(1) were $44.50 in the second quarter of 2026, compared to $36.75 in the prior year quarter, with the increase primarily due to higher mining activity, in part due to incremental costs associated with unprecedented wet weather conditions, decreased production volumes and increased commodity input costs.

Syncrude cash operating costs per barrel(1) were $40.15 in the second quarter of 2026, compared to $36.50 in the prior year quarter, with the increase primarily due to increased mining activity, in part due to incremental costs associated with unprecedented wet weather conditions, partially offset by increased production volumes and decreased maintenance activities.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14 2026 Second Quarter Suncor Energy Inc.

Results for the First Six Months of 2026

Oil Sands earnings before income taxes for the first six months of 2026 were $4.207 billion, compared to $2.519 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2026 included a $41 million unrealized gain on risk management activities, compared to a $27 million unrealized loss in the prior year period.

Oil Sands adjusted operating earnings for the first six months of 2026 were $4.166 billion, compared to $2.546 billion in the prior year period, with the increase primarily due to increased price realizations, partially offset by a corresponding increase in royalties, and increased operating and transportation expenses.

Oil Sands adjusted funds from operations for the first six months of 2026 were $6.713 billion, compared to $5.209 billion in the prior year period, with the increase primarily due to the same factors that influenced adjusted operating earnings.

Oil Sands operations cash operating costs per barrel were $30.60 for the first six months of 2026, compared to $27.85 in the prior year period, with the increase primarily due to a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, a higher proportion of mined bitumen production relative to lower cost In Situ production as a result of the Firebag turnaround in the second quarter of 2026, increased maintenance activities at Firebag and incremental costs associated with unprecedented wet weather conditions in the second quarter of 2026.

Fort Hills cash operating costs per barrel were $38.80 for the first six months of 2026, compared to $35.25 in the prior year period, with the increase primarily due to increased mining activity, in part due to incremental costs related to unprecedented wet weather conditions in the second quarter of 2026 and higher commodity input costs.

Syncrude cash operating costs per barrel were $41.15 for the first six months of 2026, compared to $36.30 in the prior year period, with the increase primarily due to increased mining activity, in part due to incremental costs associated with unprecedented wet weather conditions in the second quarter of 2026, decreased production volumes and increased maintenance activities.

Planned Maintenance Update

Updates to the planned maintenance activities affecting the Oil Sands segment, as discussed in the 2025 annual MD&A, are as follows:

●	Planned maintenance at the Syncrude Plant and Mine originally scheduled for the second quarter was deferred to the third quarter.

2026 Second Quarter Suncor Energy Inc. 15

Management’s Discussion and Analysis

Exploration and Production

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Operating revenues(1)	1 147	665	2 108	1 394
Less: Royalties(1)	(291)	(162)	(520)	(354)
Operating revenues, net of royalties	856	503	1 588	1 040
Earnings before income taxes	465	165	847	323
Adjusted operating earnings(2)	465	165	847	323
Adjusted funds from operations(2)	652	372	1 214	702
Free funds flow(2)	526	143	960	264

(1)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the second quarter of 2026 increased to $465 million, compared to $165 million in the prior year quarter, primarily due to higher price realizations as a result of higher benchmark pricing and increased sales volumes, partially offset by increased royalties.

Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2026	2025	2026	2025
E&P Canada	68.6	56.4	69.9	56.0
E&P International	2.2	3.3	3.8	5.0
Total production	70.8	59.7	73.7	61.0
Total sales volumes	77.6	65.0	76.3	60.1

E&P production increased to 70,800 bbls/d in the second quarter of 2026, compared to 59,700 bbls/d in the prior year quarter, and featured strong production at all assets.

Total E&P sales volumes increased to 77,600 bbls/d in the second quarter of 2026, compared to 65,000 bbls/d in the prior year quarter, primarily due to increased production and the timing of cargo sales in E&P Canada.

Price Realizations(1)(2)

Before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2026	2025	2026	2025
E&P Canada	148.48	97.05	132.20	101.93

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

E&P price realizations increased in the second quarter of 2026 compared to the prior year quarter, in line with the increase in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, increased in the second quarter of 2026 compared to the prior year quarter, primarily due to the increase in price realizations and sales volumes.

Expenses and Other Factors

Operating and transportation expenses increased in the second quarter of 2026 compared to the prior year quarter, primarily due to increased sales volumes.

16 2026 Second Quarter Suncor Energy Inc.

Results for the First Six Months of 2026

Earnings before income taxes for E&P for the first six months of 2026 were $847 million, compared to $323 million in the prior year period.

Adjusted operating earnings for E&P for the first six months of 2026 were $847 million, compared to $323 million in the prior year period, with the increase primarily due to higher price realizations as a result of higher benchmark pricing and increased sales volumes, partially offset by increased royalties.

Adjusted funds from operations for the first six months of 2026 were $1.214 billion, compared to $702 million in the prior year period, with the increase primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance Update for Operated Assets

There are no updates to the planned maintenance activities affecting the E&P segment as discussed in the 2025 annual MD&A.

2026 Second Quarter Suncor Energy Inc. 17

Management’s Discussion and Analysis

Refining and Marketing

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Operating revenues	11 890	7 310	21 019	14 938
Earnings before income taxes	2 100	377	3 750	1 049
Adjusted for:
Unrealized (gain) loss on risk management activities	(32)	(14)	2	(19)
Write-down of equity investment(1)	—	41	—	41
Adjusted operating earnings(2)	2 068	404	3 752	1 071
Adjusted funds from operations(2)	2 299	615	4 280	1 517
Free funds flow(2)	1 999	253	3 748	975

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $41 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the second quarter of 2026 increased to $2.068 billion, compared to $404 million in the prior year quarter, primarily due to higher benchmark crack spreads, a FIFO inventory valuation gain and increased refinery production and sales volumes, partially offset by a related increase in transportation expenses.

Volumes

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Refinery crude oil throughput (mbbls/d)	470.6	442.3	484.1	462.4
Refinery utilization(1) (%)	92	87	95	90
Refined product sales (mbbls/d)
Gasoline	250.3	251.1	259.8	256.9
Distillate	306.6	270.1	312.2	266.4
Other	97.9	79.3	95.7	79.3
Total	654.8	600.5	667.7	602.6
Refinery production(2) (mbbls)	45 812	42 282	93 393	88 080
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	69.65	32.45	64.30	34.65
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	61.50	34.40	54.75	36.30
Refining operating expense(3) ($/bbl)	6.35	6.85	6.55	6.80

(1)	Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units. Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.
(2)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(3)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude oil throughput increased to a second quarter record of 470,600 bbls/d with refinery utilization(1) of 92% of the rerated nameplate capacity of 511,000 bbls/d. This compares to 442,300 bbls/d and 87% in the prior year quarter, primarily due to fewer maintenance activities in the current period. Refinery production increased to 503,400 bbls/d, compared to 464,600 bbls/d in the prior year quarter, as the company benefitted from a structural increase of intermediate feedstock through the secondary units.

Refined product sales increased to a second quarter record of 654,800 bbls/d, compared to 600,500 bbls/d in the prior year quarter, as Suncor continued to capitalize on global market opportunities, including record jet fuel sales, while also delivering more domestic volumes through high-value retail channels, leveraging Canada’s number one retail brand.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

18 2026 Second Quarter Suncor Energy Inc.

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $61.50/bbl in the second quarter of 2026, from $34.40/bbl in the prior year quarter, primarily due to higher benchmark crack spreads, partially offset by higher SCO feedstock costs in the current quarter. Margin capture(1) was 89% compared to Suncor’s 5-2-2-1 index in the second quarter of 2026 and was impacted by price volatility in the global benchmarks that was not fully realized in Suncor’s regional markets, including higher Renewable Volume Obligation (RVO) embedded in the benchmarks.
●	On a FIFO basis, Suncor’s refining and marketing gross margin increased to $69.65/bbl in the second quarter of 2026, from $32.45/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the second quarter of 2026, the FIFO method of inventory valuation resulted in a gain of $373 million compared to a loss of $82 million in the prior year quarter, for a favourable quarter-over-quarter impact of $455 million.

Expenses and Other Factors

Operating expenses in the second quarter of 2026 were comparable to the prior year quarter. Transportation expenses increased compared to the prior year quarter, primarily due to increased sales volumes, including higher global exports.

Refining operating expense per barrel(1) decreased to $6.35 in the second quarter of 2026, compared to $6.85 in the prior year quarter, primarily due to increased refinery production.

Results for the First Six Months of 2026

R&M’s earnings before income taxes were $3.750 billion for the first six months of 2026, compared to $1.049 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2026 included a $2 million unrealized loss on risk management activities, compared to a $19 million unrealized gain in the prior year period. The prior year period was also impacted by a $41 million write-down of an equity investment.

Adjusted operating earnings for R&M in the first six months of 2026 were $3.752 billion, compared to $1.071 billion in the prior year period, with the increase primarily due to higher benchmark crack spreads, a significant FIFO inventory valuation gain related to the strengthening of benchmark crude pricing in the current period and increased refinery production, partially offset by a related increase in operating and transportation expenses. In the first six months of 2026, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to adjusted operating earnings and adjusted funds from operations of $891 million, compared to a negative impact of $142 million in the prior year period.

R&M’s adjusted funds from operations in the first six months of 2026 were $4.280 billion, compared to $1.517 billion in the prior year period, with the increase primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance Update

There are no updates to the planned maintenance activities affecting the R&M segment as discussed in the 2025 annual MD&A.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2026 Second Quarter Suncor Energy Inc. 19

Management’s Discussion and Analysis

Corporate and Eliminations

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
(Loss) earnings before income taxes	(277)	48	(999)	(167)
Adjusted for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	132	(461)	271	(475)
One-time legislative change to benefits(1)	63	—	63	—
Write-down of equity investment(2)	—	95	—	95
Adjusted operating loss(3)	(82)	(318)	(665)	(547)
Corporate	(121)	(345)	(423)	(646)
Eliminations – Intersegment profit realized (eliminated)	39	27	(242)	99
Adjusted funds used in operations(3)	(123)	(285)	(753)	(634)
Free funds deficit(3)	(132)	(293)	(773)	(649)

(1)	During the second quarter of 2026, Suncor recorded a one-time expense of $63 million for legislative changes to Alberta seniors benefits.
(2)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million.
(3)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $121 million in the second quarter of 2026, compared to a loss of $345 million in the prior year quarter. The decreased loss was primarily due to an operational foreign exchange gain in the current quarter compared to a loss recognized in the prior year quarter, and decreased share-based compensation expense in the current quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the second quarter of 2026, the company realized $39 million of intersegment profit compared to a realization of $27 million in the prior year quarter. The realization of intersegment profit in the second quarter of 2026 was primarily driven by a weakening of benchmark crude pricing in the current quarter.

Corporate and Eliminations adjusted funds used in operations were $123 million for the second quarter of 2026, compared to adjusted funds used in operations of $285 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

Results for the First Six Months of 2026

Corporate and Eliminations loss before income taxes was $999 million for the first six months of 2026, compared to $167 million in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first six months of 2026 included a $271 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, compared to a $475 million gain in the prior year period. The current year period was also impacted by a one-time charge of $63 million for legislative changes to Alberta seniors benefits. The prior year period was also impacted by a $95 million write-down of an equity investment.

The adjusted operating loss for Corporate and Eliminations for the first six months of 2026 was $665 million, compared to $547 million in the prior year period. The increased loss was primarily attributed to an elimination of intersegment profit in the current period, compared to a realization in the prior year period, and increased share-based compensation expense in the current period, partially offset by an operational foreign exchange gain in the current period, compared to a loss in the prior year period.

Corporate and Eliminations adjusted funds used in operations for the first six months of 2026 were $753 million, compared to $634 million in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

20 2026 Second Quarter Suncor Energy Inc.

4. Income Tax

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Current income tax expense	1 318	412	2 095	1 060
Deferred income tax recovery	(71)	(112)	(122)	(159)
Income tax expense included in net earnings	1 247	300	1 973	901
Less: Income tax expense (recovery) on adjusted operating earnings adjustments	8	(4)	(23)	10
Income tax expense included in adjusted operating earnings	1 239	304	1 996	891
Effective tax rate	25.0%	20.9%	25.3%	24.2%

The provision for income taxes in the second quarter of 2026 increased to $1.247 billion, compared to $300 million in the prior year quarter, primarily due to higher taxable earnings. In the second quarter of 2026, the company's effective tax rate on net earnings increased compared to the prior year quarter, primarily due to the impact of non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense in the current quarter.

The provision for income taxes in the first six months of 2026 increased to $1.973 billion, compared to $901 million in the prior year period, primarily due to higher taxable earnings. In the first six months of 2026, the company's effective tax rate on net earnings increased compared to the prior year period, primarily due to the impact of non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense in the current quarter.

2026 Second Quarter Suncor Energy Inc. 21

Management’s Discussion and Analysis

5. Capital Investment Update

Capital Expenditures by Type, Excluding Capitalized Interest

	Three months ended				Six months ended
			June 30, 2026	June 30, 2025			June 30, 2026	June 30, 2025
	Asset Sustainment and	Economic			Asset Sustainment and	Economic
($ millions)	Maintenance(1)	Investment(2)	Total	Total	Maintenance(1)	Investment(2)	Total	Total
Oil Sands
Oil Sands Base	276	30	306	559	420	108	528	801
In Situ	117	144	261	118	179	226	405	260
Fort Hills	74	61	135	194	110	202	312	317
Syncrude	133	62	195	195	282	98	380	397
E&P	—	105	105	213	—	212	212	404
R&M	221	78	299	362	400	129	529	542
Corporate and Eliminations	7	2	9	8	17	3	20	15
	828	482	1 310	1 649	1 408	978	2 386	2 736
Capitalized interest on debt			39	59			80	117
Total capital expenditures			1 349	1 708			2 466	2 853

(1)	Asset sustainment and maintenance capital expenditures include capital investments that are intended to deliver on existing value by ensuring compliance with regulators and other stakeholders and maintaining current processing capacity.
(2)	Economic investment capital expenditures include capital investments that are expected to result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the second quarter of 2026, the company incurred $1.310 billion of capital expenditures, excluding capitalized interest, compared to $1.649 billion in the prior year quarter. Suncor capitalized $39 million of its borrowing costs in the second quarter of 2026 as part of the cost of major development assets and construction projects in progress, compared to $59 million in the prior year quarter.

Economic investment capital expenditures in the second quarter of 2026 included:

●	The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels and initiatives to add incremental capacity at In Situ.
●	Advancing the second opening at the Fort Hills North Pit mine.
●	Progressing the Mildred Lake Mine Extension East project and preparation for autonomous haul system conversion at Syncrude.
●	Progressing the West White Rose project within the E&P segment, which is nearing completion.
●	Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites.

Asset sustainment and maintenance capital expenditures in the second quarter of 2026 included:

●	Planned maintenance and turnaround activity, mine tailing development to support ongoing operations, and other maintenance projects within the Oil Sands segment.
●	Planned maintenance and turnaround activity and ongoing sustainment of refinery, retail and logistics assets within the R&M segment.

22 2026 Second Quarter Suncor Energy Inc.

6. Financial Condition and Liquidity

Indicators

	Twelve months ended June 30
	2026	2025
Return on capital employed (ROCE)(1) (%)	18.3	11.1
Net debt to adjusted funds from operations(1) (times)	0.3	0.6
Total debt to total debt plus shareholders’ equity(1) (%)	17.0	18.2
Net debt to net debt plus shareholders’ equity(1) (%)	8.5	14.7

(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2026 capital spending program of $5.6 billion to $5.8 billion, and to meet working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.

Available Sources of Liquidity

For the three months ended June 30, 2026, cash and cash equivalents increased to $5.372 billion from $3.271 billion as at March 31, 2026. The source of cash in the second quarter of 2026 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital expenditures.

For the six months ended June 30, 2026, cash and cash equivalents increased to $5.372 billion from $3.650 billion as at December 31, 2025. The source of cash in the first six months of 2026 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s shareholder returns, including the repurchase of Suncor’s common shares under its NCIB and the payment of dividends, and the company’s capital expenditures.

As at June 30, 2026, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 31 days.

As at June 30, 2026, available credit facilities for liquidity purposes were $5.307 billion, compared to $5.219 billion as at December 31, 2025. During the second quarter of 2026, the company entered into an additional $850 million of uncommitted credit facilities supporting the issuance of letters of credit. The facilities do not increase available borrowing capacity for liquidity purposes.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at June 30, 2026, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 23.4% (December 31, 2025 – 24.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.

2026 Second Quarter Suncor Energy Inc. 23

Management’s Discussion and Analysis

Change in Debt

	Three months ended	Six months ended
($ millions)	June 30, 2026	June 30, 2026
Total debt(1) – beginning of period	10 113	9 987
Decrease in long-term debt	(378)	(378)
Decrease in short-term debt	—	—
Foreign exchange on debt, and other	118	244
Total debt(1) – June 30, 2026	9 853	9 853
Less: Cash and cash equivalents – June 30, 2026	5 372	5 372
Net debt (1) – June 30, 2026	4 481	4 481

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

During the second quarter of 2026, the company fully repaid its US$275 million 7.875% debentures upon maturity in June 2026.

The company’s total debt decreased in the second quarter of 2026, primarily due to the repayment of long-term debt discussed above, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2026.

The company’s total debt decreased in the first six months of 2026, primarily due to the repayment of long-term debt discussed above, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2025.

As at June 30, 2026, Suncor’s net debt was $4.481 billion, compared to $6.337 billion as at December 31, 2025. The decrease in net debt was primarily due to an increase in cash and cash equivalents and the factors discussed above.

Common Shares

June 30,
(thousands)	2026
Common shares	1 172 830
Common share options – exercisable	1 400
Common share options – non-exercisable	1 594

As at July 30, 2026, the total number of common shares outstanding was 1,169,629,612 and the total number of exercisable and non-exercisable common share options outstanding was 2,969,411. Once vested, each outstanding common share option is exercisable for one common share.

24 2026 Second Quarter Suncor Energy Inc.

Share Repurchases

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	54 151
2026 NCIB	March 3, 2026	March 2, 2027	118 700	10	19 404

Between March 3, 2026, and July 30, 2026, pursuant to Suncor’s current NCIB, Suncor repurchased 19,403,868 common shares on the open market, representing the equivalent of 1.6% of its common shares as at February 18, 2026, for $1.675 billion, at a weighted average price of $86.33 per common share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2026	2025	2026	2025
Share repurchase activities (thousands of common shares)	12 018	14 993	23 090	28 593
Weighted average repurchase price per share (dollars per share)	87.38	50.03	81.21	52.46
Share repurchase cost(1)	1 050	750	1 875	1 500

(1)	The three and six months ended June 30, 2026, excludes nil of taxes paid on share repurchase costs. The three and six months ended June 30, 2025, excludes nil and $48 million, respectively of taxes paid on share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including payments in respect of contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2025 annual MD&A, with no material updates to note during the six months ended June 30, 2026.

Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

2026 Second Quarter Suncor Energy Inc. 25

Management’s Discussion and Analysis

7. Quarterly Financial Data

Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.

Financial Summary

Three months ended	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
($ millions, unless otherwise noted)	2026	2026	2025	2025	2025	2025	2024	2024
Total production (mbbls/d)
Oil Sands	690.1	798.8	845.4	812.2	748.4	790.9	817.5	776.0
Exploration and Production	70.8	76.4	63.6	57.8	59.7	62.3	57.5	52.6
Total upstream production	760.9	875.2	909.0	870.0	808.1	853.2	875.0	828.6
Refinery crude oil throughput (mbbls/d)	470.6	497.8	504.2	491.7	442.3	482.7	486.2	487.6
Gross revenues	19 009	15 422	12 733	13 565	12 749	13 330	13 657	13 905
Net earnings	3 732	2 100	1 476	1 619	1 134	1 689	818	2 020
Per common share – basic (dollars)	3.17	1.77	1.23	1.34	0.93	1.36	0.65	1.59
Adjusted operating earnings(1)	3 804	2 300	1 325	1 794	873	1 629	1 566	1 875
Per common share(1)(2) (dollars)	3.23	1.93	1.10	1.48	0.71	1.31	1.25	1.48
Adjusted funds from operations(1)	5 329	4 030	3 218	3 831	2 689	3 045	3 493	3 787
Per common share(1)(2) (dollars)	4.52	3.39	2.68	3.16	2.20	2.46	2.78	2.98
Cash flow provided by operating activities	5 655	2 435	3 921	3 785	2 919	2 156	5 083	4 261
Per common share(2) (dollars)	4.80	2.05	3.27	3.13	2.38	1.74	4.05	3.36
Free funds flow(1)	3 980	2 913	1 699	2 347	981	1 900	1 923	2 232
Per common share(1)(2) (dollars)	3.38	2.45	1.42	1.94	0.80	1.53	1.53	1.76
ROCE(1) (%) for the twelve months ended	18.3	12.4	11.3	11.0	11.1	12.8	13.0	15.6
Net debt(1)	4 481	6 842	6 337	7 147	7 673	7 559	6 861	7 968
Common share information (dollars)
Dividend per common share(2)	0.60	0.60	0.60	0.57	0.57	0.57	0.57	0.55
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	76.30	92.01	60.92	58.24	51.01	55.72	51.31	49.92
New York Stock Exchange (US$)	53.68	66.11	44.36	41.81	37.45	38.72	35.68	36.92

(1)	Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, and ROCE are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.
(2)	Presented on a basic per share basis.

26 2026 Second Quarter Suncor Energy Inc.

Business Environment

		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
(average for the three months ended)		2026	2026	2025	2025	2025	2025	2024	2024
WTI crude oil at Cushing	US$/bbl	92.85	72.15	59.15	64.95	63.70	71.40	70.30	75.15
Dated Brent crude	US$/bbl	104.55	80.95	63.70	69.10	67.80	75.70	74.70	80.25
Dated Brent/Maya FOB price differential	US$/bbl	19.20	15.45	9.70	8.80	10.10	11.10	11.85	13.90
MSW at Edmonton	Cdn$/bbl	131.90	93.85	76.55	86.40	84.25	95.30	94.95	98.00
WCS at Hardisty	US$/bbl	78.20	58.00	47.95	54.55	53.50	58.75	57.75	61.65
WCS-WTI heavy/light differential	US$/bbl	(14.65)	(14.15)	(11.20)	(10.40)	(10.20)	(12.65)	(12.55)	(13.50)
SYN-WTI premium (differential)	US$/bbl	8.40	(0.40)	(1.30)	1.35	1.00	(2.35)	0.85	1.30
Condensate at Edmonton	US$/bbl	95.55	71.65	57.00	63.10	63.50	69.90	70.65	71.30
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.55	1.90	2.20	0.60	1.65	2.05	1.45	0.65
Alberta Power Pool Price	Cdn$/MWh	29.45	32.15	43.00	51.30	40.50	39.80	51.50	55.35
New York Harbor 2-1-1 crack(1)	US$/bbl	55.55	35.40	29.90	29.95	25.90	21.05	18.80	21.05
Chicago 2-1-1 crack(1)	US$/bbl	51.00	23.05	21.50	26.40	22.05	14.65	13.85	19.35
Portland 2-1-1 crack(1)	US$/bbl	63.35	38.25	31.75	42.05	38.20	22.30	20.95	20.35
Gulf Coast 2-1-1 crack(1)	US$/bbl	51.55	32.55	27.15	27.10	23.20	20.85	17.00	18.90
U.S. Renewable Volume Obligation	US$/bbl	13.80	8.75	6.10	6.40	6.15	4.75	4.05	3.90
Suncor custom 5-2-2-1 index(2)	US$/bbl	50.10	35.70	32.00	31.20	27.85	26.80	24.25	26.05
Exchange rate (average)	US$/Cdn$	0.72	0.73	0.72	0.73	0.72	0.70	0.71	0.73
Exchange rate (end of period)	US$/Cdn$	0.73	0.72	0.72	0.72	0.73	0.69	0.69	0.74

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2025 annual MD&A.

2026 Second Quarter Suncor Energy Inc. 27

Management’s Discussion and Analysis

8. Other Items

Accounting Policies and New IFRS Standards

Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of the 2025 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2025.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2025, and in the Accounting Policies and Critical Accounting Estimates section of the 2025 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2025, note 9 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2026, and the Financial Condition and Liquidity section of the 2025 annual MD&A.

Control Environment

Based on their evaluation as at June 30, 2026, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2026, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its 2026 corporate guidance ranges, previously released on December 11, 2025:

●	Business Environment, Current Income Tax Expense and Royalties have been updated to reflect the current business environment as at August 4, 2026.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

28 2026 Second Quarter Suncor Energy Inc.

9. Non-GAAP and Other Financial Measures Advisory

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, refining and marketing margin capture, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Adjusted Operating Earnings (Loss)

Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.
●	The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.
●	The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2026 Second Quarter Suncor Energy Inc. 29

Management’s Discussion and Analysis

ROCE and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended June 30
($ millions, except as noted)		2026	2025
Adjustments to net earnings
Net earnings		8 927	5 661
Add (deduct) after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		295	(109)
Net interest expense		367	260
Adjusted net earnings(1)	A	9 589	5 812
Capital employed – beginning of twelve-month period
Net debt(2)		7 673	9 054
Shareholders’ equity		44 580	44 501
		52 253	53 555
Capital employed – end of twelve-month period
Net debt(2)		4 481	7 673
Shareholders’ equity		48 163	44 580
		52 644	52 253
Average capital employed	B	52 258	52 367
ROCE (%)(3)	A/B	18.3	11.1

(1)	Total before-tax impact of adjustments is $825 million for the twelve months ended June 30, 2026, and $263 million for the twelve months ended June 30, 2025.
(2)	Net debt is a non-GAAP financial measure.
(3)	For the twelve months ended June 30, 2026 and 2025 there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

30 2026 Second Quarter Suncor Energy Inc.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	2 691	844	465	165	2 100	377	(277)	48	—	—	4 979	1 434
Adjustments for:
Depreciation, depletion and amortization	1 241	1 248	167	167	275	260	31	34	—	—	1 714	1 709
Accretion	129	124	20	16	4	4	—	—	—	—	153	144
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	132	(461)	—	—	132	(461)
Change in fair value of financial instruments and trading inventory	(173)	215	12	34	(70)	(62)	—	—	—	—	(231)	187
Loss (gain) on disposal of assets	5	—	—	—	(2)	—	(3)	—	—	—	—	—
Share-based compensation	(8)	7	(1)	1	(4)	4	(47)	(6)	—	—	(60)	6
Settlement of decommissioning and restoration liabilities	(108)	(86)	(11)	(11)	(13)	(15)	—	—	—	—	(132)	(112)
Other	42	47	—	—	9	47	41	100	—	—	92	194
Current income tax expense	—	—	—	—	—	—	—	—	(1 318)	(412)	(1 318)	(412)
Adjusted funds from (used in) operations	3 819	2 399	652	372	2 299	615	(123)	(285)	(1 318)	(412)	5 329	2 689
Change in non-cash working capital											326	230
Cash flow provided by operating activities											5 655	2 919

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	4 207	2 519	847	323	3 750	1 049	(999)	(167)	—	—	7 805	3 724
Adjustments for:
Depreciation, depletion and amortization	2 476	2 447	342	338	551	517	76	70	—	—	3 445	3 372
Accretion	259	248	39	32	8	7	—	—	—	—	306	287
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	271	(475)	—	—	271	(475)
Change in fair value of financial instruments and trading inventory	(32)	147	4	28	(14)	(45)	—	—	—	—	(42)	130
Loss (gain) on disposal of assets	5	—	—	—	(8)	—	(10)	—	—	—	(13)	—
Share-based compensation	(42)	(79)	(3)	(5)	(18)	(36)	(117)	(177)	—	—	(180)	(297)
Settlement of decommissioning and restoration liabilities	(248)	(165)	(16)	(14)	(26)	(27)	—	—	—	—	(290)	(206)
Other	88	92	1	—	37	52	26	115	—	—	152	259
Current income tax expense	—	—	—	—	—	—	—	—	(2 095)	(1 060)	(2 095)	(1 060)
Adjusted funds from (used in) operations	6 713	5 209	1 214	702	4 280	1 517	(753)	(634)	(2 095)	(1 060)	9 359	5 734
Change in non-cash working capital											(1 269)	(659)
Cash flow provided by operating activities											8 090	5 075

2026 Second Quarter Suncor Energy Inc. 31

Management’s Discussion and Analysis

Free Funds Flow (Deficit)

Free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	3 819	2 399	652	372	2 299	615	(123)	(285)	(1 318)	(412)	5 329	2 689
Capital expenditures including capitalized interest	(914)	(1 109)	(126)	(229)	(300)	(362)	(9)	(8)	—	—	(1 349)	(1 708)
Free funds flow (deficit)	2 905	1 290	526	143	1 999	253	(132)	(293)	(1 318)	(412)	3 980	981

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	6 713	5 209	1 214	702	4 280	1 517	(753)	(634)	(2 095)	(1 060)	9 359	5 734
Capital expenditures including capitalized interest	(1 660)	(1 858)	(254)	(438)	(532)	(542)	(20)	(15)	—	—	(2 466)	(2 853)
Free funds flow (deficit)	5 053	3 351	960	264	3 748	975	(773)	(649)	(2 095)	(1 060)	6 893	2 881

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

32 2026 Second Quarter Suncor Energy Inc.

Refining and Marketing Gross Margin, Margin Capture and Refining Operating Expense

Refining and marketing gross margins, refining and marketing margin capture and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Refining and marketing margin capture is calculated by dividing refining and marketing gross margin, on a LIFO basis, by the Suncor custom 5-2-2-1 index. For details on how the 5-2-2-1 index is calculated, see Suncor’s 2025 annual MD&A. Management uses refining and marketing gross margin, refining operating expense and refining and marketing margin capture to measure operating performance on a production barrel basis.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2026	2025	2026	2025
Refining and marketing gross margin reconciliation
Operating revenues	11 890	7 310	21 019	14 938
Purchases of crude oil and products	(8 719)	(5 969)	(14 975)	(11 891)
	3 171	1 341	6 044	3 047
Other income (loss)	58	18	(28)	6
Non-refining and marketing margin	(38)	14	(12)	1
Refining and marketing gross margin – FIFO	3 191	1 373	6 004	3 054
Refinery production(1) (mbbls)	45 812	42 282	93 393	88 080
Refining and marketing gross margin – FIFO ($/bbl)	69.65	32.45	64.30	34.65
FIFO and risk management activities adjustment	(373)	82	(891)	142
Refining and marketing gross margin – LIFO	2 818	1 455	5 113	3 196
Refining and marketing gross margin – LIFO ($/bbl)	61.50	34.40	54.75	36.30
Refining operating expense reconciliation
Operating, selling and general expense	591	578	1 264	1 187
Non-refining costs	(300)	(289)	(652)	(590)
Refining operating expense	291	289	612	597
Refinery production(1) (mbbls)	45 812	42 282	93 393	88 080
Refining operating expense ($/bbl)	6.35	6.85	6.55	6.80
Refining and marketing margin capture reconciliation
Refining and marketing gross margin – LIFO ($/bbl)	61.50	34.40	54.75	36.30
Suncor custom 5-2-2-1 index ($/bbl)	69.30	38.55	59.15	38.50
Refining and marketing margin capture (%)	89	89	93	94

(1)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2026 Second Quarter Suncor Energy Inc. 33

Management’s Discussion and Analysis

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2026	2025
Short-term debt	—	—
Current portion of long-term debt	656	973
Long-term debt	9 197	9 014
Total debt	9 853	9 987
Less: Cash and cash equivalents	5 372	3 650
Net debt	4 481	6 337
Shareholders’ equity	48 163	45 124
Total debt plus shareholders’ equity	58 016	55 111
Total debt to total debt plus shareholders’ equity (%)	17.0	18.1
Net debt to net debt plus shareholders’ equity (%)	8.5	12.3

34 2026 Second Quarter Suncor Energy Inc.

Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

	June 30, 2026			June 30, 2025
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
Three months ended	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	2 551	6 492	9 043	2 718	3 722	6 440
Other (loss) income	(67)	6	(61)	(56)	(2)	(58)
Purchases of crude oil and products	(689)	(73)	(762)	(763)	(50)	(813)
Gross realization adjustment(1)	180	(93)	87	3	(62)	(59)
Price realization	1 975	6 332	8 307	1 902	3 608	5 510
Sales volumes (mbbls)	19 989	44 110	64 099	27 989	40 055	68 044
Price realization per barrel(2)	98.79	143.55	129.59	67.95	90.10	80.98

Six months ended	June 30, 2026			June 30, 2025
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	5 188	11 369	16 557	5 003	8 578	13 581
Other income (loss)	11	107	118	(15)	55	40
Purchases of crude oil and products	(1 408)	(205)	(1 613)	(1 335)	(87)	(1 422)
Gross realization adjustment(1)	244	(300)	(56)	(32)	(216)	(248)
Price realization	4 035	10 971	15 006	3 621	8 330	11 951
Sales volumes (mbbls)	45 819	90 009	135 828	50 030	87 622	137 652
Price realization per barrel(2)	88.07	121.90	110.48	72.38	95.08	86.83

(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

2026 Second Quarter Suncor Energy Inc. 35

Management’s Discussion and Analysis

E&P Price Realizations

Three months ended	June 30, 2026			June 30, 2025
	E&P		E&P	E&P		E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	Canada	Other(1)(2)	Segment
Operating revenues	1 019	128	1 147	545	120	665
Price realization	1 019	128		545	120
Sales volumes (mbbls)	6 860			5 619
Price realization per barrel(3)	148.48			97.05

Six months ended	June 30, 2026			June 30, 2025
	E&P		E&P			E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	E&P Canada	Other(1)(2)	Segment
Operating revenues	1 737	371	2 108	1 015	379	1 394
Price realization	1 737	371		1 015	379
Sales volumes (mbbls)	13 137			9 963
Price realization per barrel(3)	132.20			101.93

(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(2)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the second quarter of 2026, revenue included a gross-up amount of $98 million (2025 – $92 million), with an offsetting amount of $55 million (2025 – $64 million) in royalties in the E&P segment and $43 million (2025 – $28 million) in income tax expense recorded at the consolidated level. In the first six months of 2026, revenue included a gross-up amount of $282 million (2025 – $288 million), with an offsetting amount of $161 million (2025 – $170 million) in royalties in the E&P segment and $121 million (2025 – $118 million) in income tax expense recorded at the consolidated level.
(3)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

36 2026 Second Quarter Suncor Energy Inc.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatt
MWh	Megawatt-hour	Financial and Business Environment
		Q2	Three months ended June 30, 2026
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend

2026 Second Quarter Suncor Energy Inc. 37

Management’s Discussion and Analysis

11. Advisories

Forward-Looking Statements

This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:

●	Suncor’s projection of $4.7 billion of share repurchases in 2026, with planned monthly share repurchases expected to increase to $500 million;
●	Suncor’s belief that Petro-Canada’s new loyalty program partnership with WestJet will give Petro-Canada customers more value, options and flexibility when fuelling and flying;
●	the anticipated duration and impact of planned maintenance events, including the planned maintenance at the Syncrude Plant and Mine originally scheduled for the second quarter of 2026 being deferred to the third quarter of 2026;
●	the expected benefits of asset sustainment and maintenance capital expenditures and economic investment capital expenditures;
●	Suncor’s expectation that the design and construction of new well pads to develop additional reserves will maintain existing production levels and add incremental capacity at In Situ;
●	Suncor’s expectation that the West White Rose project in the E&P segment is nearing completion;
●	statements regarding Suncor’s planned 2026 capital spending program of $5.6 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;
●	the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels;
●	statements about the company’s NCIB, including the belief that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders and its expectation that its decision to allocate cash to repurchase shares will not affect its long-term strategy; and
●	the company’s belief that it does not have any guarantees or off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other

38 2026 Second Quarter Suncor Energy Inc.

environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); heightened geopolitical tensions, including the imposition or escalation of economic sanctions, export controls and trade restrictions, which may result in the disruption of global and regional supply chains; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2025 annual MD&A, the 2025 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2026 Second Quarter Suncor Energy Inc. 39

Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Revenues and Other Income
Gross revenues (note 3)	19 009	12 749	34 431	26 079
Less: royalties	(1 513)	(758)	(2 454)	(1 765)
Other income (loss) (note 4)	38	(97)	220	33
	17 534	11 894	32 197	24 347
Expenses
Purchases of crude oil and products	6 379	5 101	11 597	9 401
Operating, selling and general	3 419	3 163	7 197	6 460
Transportation and distribution	567	489	1 130	937
Depreciation, depletion and amortization	1 714	1 709	3 445	3 372
Exploration	17	4	153	126
Loss on disposal of assets	—	—	(13)	—
Financing expenses (income) (note 6)	459	(6)	883	327
	12 555	10 460	24 392	20 623
Earnings before Income Taxes	4 979	1 434	7 805	3 724

Income Tax Expense (Recovery)
Current	1 318	412	2 095	1 060
Deferred	(71)	(112)	(122)	(159)
	1 247	300	1 973	901
Net Earnings	3 732	1 134	5 832	2 823

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	24	(159)	81	(180)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes	357	209	430	244
Other Comprehensive Income	381	50	511	64

Total Comprehensive Income	4 113	1 184	6 343	2 887

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	3.17	0.93	4.93	2.29
Cash dividends	0.60	0.57	1.20	1.14

See accompanying notes to the condensed interim consolidated financial statements.

40 2026 Second Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	June 30	December 31
($ millions)	2026	2025
Assets
Current assets
Cash and cash equivalents	5 372	3 650
Accounts receivable	6 411	5 087
Inventories	6 452	5 121
Income taxes receivable	382	371
Total current assets	18 617	14 229
Property, plant and equipment, net	68 397	68 428
Exploration and evaluation	1 742	1 742
Other assets	2 593	1 977
Goodwill and other intangible assets	3 334	3 455
Deferred income taxes	65	82
Total assets	94 748	89 913

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt (note 6)	656	973
Current portion of long-term lease liabilities	725	638
Accounts payable and accrued liabilities	8 787	7 523
Current portion of provisions	1 003	1 056
Income taxes payable	87	20
Total current liabilities	11 258	10 210
Long-term debt (note 9)	9 197	9 014
Long-term lease liabilities	4 102	3 879
Other long-term liabilities	1 522	1 416
Provisions	12 338	12 108
Deferred income taxes	8 168	8 162
Equity	48 163	45 124
Total liabilities and shareholders’ equity	94 748	89 913

See accompanying notes to the condensed interim consolidated financial statements.

2026 Second Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Operating Activities
Net Earnings	3 732	1 134	5 832	2 823
Adjustments for:
Depreciation, depletion and amortization	1 714	1 709	3 445	3 372
Deferred income tax recovery	(71)	(112)	(122)	(159)
Accretion (note 6)	153	144	306	287
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	132	(461)	271	(475)
Change in fair value of financial instruments and trading inventory	(231)	187	(42)	130
Loss on disposal of assets	—	—	(13)	—
Share-based compensation	(60)	6	(180)	(297)
Settlement of decommissioning and restoration liabilities	(132)	(112)	(290)	(206)
Other	92	194	152	259
Decrease (increase) in non-cash working capital	326	230	(1 269)	(659)
Cash flow provided by operating activities	5 655	2 919	8 090	5 075
Investing Activities
Capital expenditures	(1 349)	(1 708)	(2 466)	(2 853)
Proceeds from disposal of assets	14	—	27	—
Other investments and acquisitions	1	(1)	(6)	(7)
Decrease (increase) in non-cash working capital	30	39	(61)	(65)
Cash flow used in investing activities	(1 304)	(1 670)	(2 506)	(2 925)
Financing Activities
Repayment of long-term debt (note 6)	(378)	—	(378)	—
Lease liability payments	(178)	(175)	(354)	(355)
Issuance of common shares under share option plans	30	12	99	87
Repurchase of common shares(1) (note 8)	(1 050)	(750)	(1 875)	(1 548)
Distributions relating to non-controlling interest	(4)	(4)	(8)	(8)
Dividends paid on common shares	(706)	(697)	(1 418)	(1 402)
Cash flow used in financing activities	(2 286)	(1 614)	(3 934)	(3 226)
Increase (Decrease) in Cash and Cash Equivalents	2 065	(365)	1 650	(1 076)
Effect of foreign exchange on cash and cash equivalents	36	(139)	72	(139)
Cash and cash equivalents at beginning of period	3 271	2 773	3 650	3 484
Cash and Cash Equivalents at End of Period	5 372	2 269	5 372	2 269
Supplementary Cash Flow Information
Interest paid	283	293	442	441
Income taxes paid	1 458	393	1 958	997

(1)	Prior year six months ended June 30, 2025, includes $48 million of taxes paid on 2024 share repurchases.

See accompanying notes to the condensed interim consolidated financial statements.

42 2026 Second Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	2 823	2 823	—
Foreign currency translation adjustment	—	—	(180)	—	(180)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $77	—	—	—	244	244	—
Total comprehensive income	—	—	(180)	3 067	2 887	—
Issued under share option plans	101	(14)	—	—	87	2 145
Repurchase of common shares for cancellation(1) (note 8)	(488)	—	—	(1 040)	(1 528)	(28 593)
Change in liability for share repurchase commitment	4	—	—	11	15	—
Share-based compensation	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(1 402)	(1 402)	—
At June 30, 2025	20 738	513	1 021	22 308	44 580	1 217 884
At December 31, 2025	20 402	502	999	23 221	45 124	1 193 520
Net earnings	—	—	—	5 832	5 832	—
Foreign currency translation adjustment	—	—	81	—	81	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $135	—	—	—	430	430	—
Total comprehensive income	—	—	81	6 262	6 343	—
Issued under share option plans	121	(22)	—	—	99	2 400
Repurchase of common shares for cancellation(1) (note 8)	(397)	—	—	(1 512)	(1 909)	(23 090)
Change in liability for share repurchase commitment (note 8)	—	—	—	(81)	(81)	—
Share-based compensation (note 5)	—	5	—	—	5	—
Dividends paid on common shares	—	—	—	(1 418)	(1 418)	—
At June 30, 2026	20 126	485	1 080	26 472	48 163	1 172 830

(1)	Includes $34 million of taxes on share repurchases for the six months ended June 30, 2026 (June 30, 2025 – $28 million).

See accompanying notes to the condensed interim consolidated financial statements.

2026 Second Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the company’s audited consolidated financial statements as at and for the year ended December 31, 2025. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2025.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

(f) Adoption of New IFRS Standards

The IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures that are effective January 1, 2026, with early adoption permitted. There was no impact to the interim consolidated financial statements as a result of the initial application.

(g) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s interim consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retrospectively with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

44 2026 Second Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	6 051	4 806	1 147	665	11 811	7 278	—	—	19 009	12 749
Intersegment revenues	2 992	1 634	—	—	79	32	(3 071)	(1 666)	—	—
Less: Royalties	(1 222)	(596)	(291)	(162)	—	—	—	—	(1 513)	(758)
Operating revenues, net of royalties	7 821	5 844	856	503	11 890	7 310	(3 071)	(1 666)	17 496	11 991
Other (loss) income	(61)	(58)	(12)	9	58	18	53	(66)	38	(97)
	7 760	5 786	844	512	11 948	7 328	(3 018)	(1 732)	17 534	11 894
Expenses
Purchases of crude oil and products	762	813	—	—	8 719	5 969	(3 102)	(1 681)	6 379	5 101
Operating, selling and general	2 558	2 356	144	125	591	578	126	104	3 419	3 163
Transportation and distribution	295	335	46	36	235	127	(9)	(9)	567	489
Depreciation, depletion and amortization	1 241	1 248	167	167	275	260	31	34	1 714	1 709
Exploration	17	3	—	1	—	—	—	—	17	4
Loss (gain) on disposal of assets	5	—	—	—	(2)	—	(3)	—	—	—
Financing expenses (income)	191	187	22	18	30	17	216	(228)	459	(6)
	5 069	4 942	379	347	9 848	6 951	(2 741)	(1 780)	12 555	10 460
Earnings (Loss) before Income Taxes	2 691	844	465	165	2 100	377	(277)	48	4 979	1 434
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 318	412
Deferred	—	—	—	—	—	—	—	—	(71)	(112)
	—	—	—	—	—	—	—	—	1 247	300
Net Earnings	—	—	—	—	—	—	—	—	3 732	1 134
Capital Expenditures	914	1 109	126	229	300	362	9	8	1 349	1 708

2026 Second Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	11 386	9 796	2 108	1 394	20 937	14 889	—	—	34 431	26 079
Intersegment revenues	5 171	3 785	—	—	82	49	(5 253)	(3 834)	—	—
Less: Royalties	(1 934)	(1 411)	(520)	(354)	—	—	—	—	(2 454)	(1 765)
Operating revenues, net of royalties	14 623	12 170	1 588	1 040	21 019	14 938	(5 253)	(3 834)	31 977	24 314
Other income (loss)	118	40	24	14	(28)	6	106	(27)	220	33
	14 741	12 210	1 612	1 054	20 991	14 944	(5 147)	(3 861)	32 197	24 347
Expenses
Purchases of crude oil and products	1 613	1 422	—	—	14 975	11 891	(4 991)	(3 912)	11 597	9 401
Operating, selling and general	5 270	4 748	277	245	1 264	1 187	386	280	7 197	6 460
Transportation and distribution	638	631	101	58	409	266	(18)	(18)	1 130	937
Depreciation, depletion and amortization	2 476	2 447	342	338	551	517	76	70	3 445	3 372
Exploration	151	71	2	55	—	—	—	—	153	126
Loss (gain) on disposal of assets	5	—	—	—	(8)	—	(10)	—	(13)	—
Financing expenses (income)	381	372	43	35	50	34	409	(114)	883	327
	10 534	9 691	765	731	17 241	13 895	(4 148)	(3 694)	24 392	20 623
Earnings (Loss) before Income Taxes	4 207	2 519	847	323	3 750	1 049	(999)	(167)	7 805	3 724
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	2 095	1 060
Deferred	—	—	—	—	—	—	—	—	(122)	(159)
	—	—	—	—	—	—	—	—	1 973	901
Net Earnings	—	—	—	—	—	—	—	—	5 832	2 823
Capital Expenditures	1 660	1 858	254	438	532	542	20	15	2 466	2 853

46 2026 Second Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended June 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	6 492	—	6 492	3 722	—	3 722
Bitumen	2 551	—	2 551	2 718	—	2 718
	9 043	—	9 043	6 440	—	6 440
Exploration and Production
Crude oil and natural gas liquids	1 019	128	1 147	545	120	665
	1 019	128	1 147	545	120	665
Refining and Marketing
Gasoline	4 692	—	4 692	3 286	—	3 286
Distillate(1)	5 828	493	6 321	3 429	11	3 440
Other	877	—	877	584	—	584
	11 397	493	11 890	7 299	11	7 310
Corporate and Eliminations
	(3 071)	—	(3 071)	(1 666)	—	(1 666)
Total Revenue from Contracts with Customers	18 388	621	19 009	12 618	131	12 749

Six months ended June 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	11 369	—	11 369	8 578	—	8 578
Bitumen	5 188	—	5 188	5 003	—	5 003
	16 557	—	16 557	13 581	—	13 581
Exploration and Production
Crude oil and natural gas liquids	1 737	371	2 108	1 015	379	1 394
	1 737	371	2 108	1 015	379	1 394
Refining and Marketing
Gasoline	8 156	—	8 156	6 534	—	6 534
Distillate(1)	10 687	639	11 326	7 099	88	7 187
Other	1 537	—	1 537	1 217	—	1 217
	20 380	639	21 019	14 850	88	14 938
Corporate and Eliminations
	(5 253)	—	(5 253)	(3 834)	—	(3 834)
Total Revenue from Contracts with Customers	33 421	1 010	34 431	25 612	467	26 079

(1)	International revenues for comparative period were previously reported under North America.

2026 Second Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other Income

Other income (loss) consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Risk management and energy trading	(75)	(42)	37	27
Investment and interest income(1)	95	(62)	169	(6)
Insurance proceeds and other	18	7	14	12
	38	(97)	220	33

(1)	The three and six months ended June 30, 2025, includes a $95 million write-down of an equity investment within the Corporate segment and a $41 million write-down of an equity investment within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Equity-settled plans	3	3	5	7
Cash-settled plans	(44)	17	274	158
	(41)	20	279	165

48 2026 Second Quarter Suncor Energy Inc.

6. Financing Expenses

Financing expenses (income) consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Interest on debt	155	151	314	299
Interest on lease liabilities	73	65	142	138
Capitalized interest	(39)	(59)	(80)	(117)
Interest expense	189	157	376	320
Interest on partnership liability	11	11	22	23
Interest on pension and other post-retirement benefits	(4)	—	(9)	(1)
Accretion	153	144	306	287
Foreign exchange loss (gain) on U.S. dollar denominated debt and leases	132	(461)	271	(475)
Operational foreign exchange and other	(22)	143	(83)	173
	459	(6)	883	327

During the second quarter of 2026, the company fully repaid its US$275 million 7.875% Debentures upon maturity in June 2026.

7. Earnings Per Common Share

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Net earnings	3 732	1 134	5 832	2 823

(millions of common shares)
Weighted average number of common shares	1 179	1 225	1 184	1 232
Dilutive securities:
Effect of share options	—	1	—	1
Weighted average number of diluted common shares	1 179	1 226	1 184	1 233

(dollars per common share)
Basic and diluted earnings per share	3.17	0.93	4.93	2.29

2026 Second Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

8. Share Repurchases

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2026	2025	2026	2025
Share repurchase activities (thousands of common shares)
Shares repurchased	12 018	14 993	23 090	28 593
Amounts charged to:
Share capital	207	256	397	488
Retained earnings	843	494	1 478	1 012
Share repurchase cost before tax	1 050	750	1 875	1 500
Retained earnings - share buyback tax payable	20	15	34	28
Share repurchase cost	1 070	765	1 909	1 528

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	June 30	December 31
($ millions)	2026	2025
Amounts charged to:
Share capital	90	90
Retained earnings	310	229
Liability for share purchase commitment	400	319

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivative assets (liabilities) are as follows:

($ millions)	Total
Fair value outstanding assets at December 31, 2025	193
Changes in fair value recognized in earnings during the period - (loss)	(163)
Contracts realized during the period	293
Fair value outstanding assets at June 30, 2026	323

50 2026 Second Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2026, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2026:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	380	211	—	591
Accounts payable	(123)	(145)	—	(268)
	257	66	—	323

During the second quarter of 2026, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At June 30, 2026, the carrying value of fixed-term debt accounted for under amortized cost was $9.9 billion (December 31, 2025 – $10.0 billion) and the fair value was $9.7 billion (December 31, 2025 – $9.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

2026 Second Quarter Suncor Energy Inc. 51

Supplemental Financial and Operating Information

Quarterly Financial Summary

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
($ millions, except per share amounts)	2026	2026	2025	2025	2025	2026	2025	2025
Gross revenues	19 009	15 422	12 733	13 565	12 749	34 431	26 079	52 377
Earnings (loss) before income taxes
Oil Sands	2 691	1 516	1 120	1 638	844	4 207	2 519	5 277
Exploration and Production	465	382	61	142	165	847	323	526
Refining and Marketing	2 100	1 650	895	878	377	3 750	1 049	2 822
Corporate and Eliminations	(277)	(722)	(69)	(441)	48	(999)	(167)	(677)
Income tax expense	(1 247)	(726)	(531)	(598)	(300)	(1 973)	(901)	(2 030)
Net earnings	3 732	2 100	1 476	1 619	1 134	5 832	2 823	5 918
Adjusted operating earnings (loss)(A)
Oil Sands	2 592	1 574	1 129	1 627	926	4 166	2 546	5 302
Exploration and Production	465	382	61	142	165	847	323	526
Refining and Marketing	2 068	1 684	893	894	404	3 752	1 071	2 858
Corporate and Eliminations	(82)	(583)	(249)	(255)	(318)	(665)	(547)	(1 051)
Income tax expense included in adjusted operating earnings	(1 239)	(757)	(509)	(614)	(304)	(1 996)	(891)	(2 014)
Total	3 804	2 300	1 325	1 794	873	6 104	2 502	5 621
Adjusted funds from (used in) operations(A)
Oil Sands	3 819	2 894	2 406	2 900	2 399	6 713	5 209	10 515
Exploration and Production	652	562	214	279	372	1 214	702	1 195
Refining and Marketing	2 299	1 981	1 174	1 216	615	4 280	1 517	3 907
Corporate and Eliminations	(123)	(630)	(108)	(152)	(285)	(753)	(634)	(894)
Current income tax expense	(1 318)	(777)	(468)	(412)	(412)	(2 095)	(1 060)	(1 940)
Total	5 329	4 030	3 218	3 831	2 689	9 359	5 734	12 783
Change in non-cash working capital	326	(1 595)	703	(46)	230	(1 269)	(659)	(2)
Cash flow provided by operating activities	5 655	2 435	3 921	3 785	2 919	8 090	5 075	12 781
Free funds flow (deficit)(A)
Oil Sands	2 905	2 148	1 393	1 902	1 290	5 053	3 351	6 646
Exploration and Production	526	434	37	97	143	960	264	398
Refining and Marketing	1 999	1 749	858	926	253	3 748	975	2 759
Corporate and Eliminations	(132)	(641)	(121)	(166)	(293)	(773)	(649)	(936)
Current income tax expense	(1 318)	(777)	(468)	(412)	(412)	(2 095)	(1 060)	(1 940)
Total	3 980	2 913	1 699	2 347	981	6 893	2 881	6 927
Per common share
Net earnings – basic and diluted	3.17	1.77	1.23	1.34	0.93	4.93	2.29	4.85
Adjusted operating earnings(A)(B)	3.23	1.93	1.10	1.48	0.71	5.16	2.03	4.61
Cash dividends(B)	0.60	0.60	0.60	0.57	0.57	1.20	1.14	2.31
Adjusted funds from operations(A)(B)	4.52	3.39	2.68	3.16	2.20	7.90	4.65	10.49
Cash flow provided by operating activities(B)	4.80	2.05	3.27	3.13	2.38	6.83	4.12	10.48
Free funds flow(A)(B)	3.38	2.45	1.42	1.94	0.80	5.82	2.34	5.68
Returns to shareholders
Dividends paid on common shares	706	712	719	688	697	1 418	1 402	2 809
Repurchase of common shares(C)	1 050	825	775	750	750	1 875	1 500	3 025
Total returns to shareholders	1 756	1 537	1 494	1 438	1 447	3 293	2 902	5 834
Capital expenditures (including capitalized interest)
Oil Sands	914	746	1 013	998	1 109	1 660	1 858	3 869
Exploration and Production	126	128	177	182	229	254	438	797
Refining and Marketing	300	232	316	290	362	532	542	1 148
Corporate and Eliminations	9	11	13	14	8	20	15	42
Total capital expenditures	1 349	1 117	1 519	1 484	1 708	2 466	2 853	5 856

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Presented on a basic per share basis.
(C)	Excludes taxes paid on share repurchase costs of $56 million in the fourth quarter of 2025, $48 million in the six months ended June 30, 2025 and $104 million in the twelve months ended December 31, 2025.

See accompanying footnotes and definitions to the quarterly operating summaries.

52 2026 Second Quarter Suncor Energy Inc.

Supplemental Financial and Operating Information (continued)

Quarterly Financial Summary

(unaudited)

	Twelve Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2026	2026	2025	2025	2025
Return on capital employed (ROCE)(A)(%)	18.3	12.4	11.3	11.0	11.1

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Second Quarter Suncor Energy Inc. 53

Quarterly Operating Summary

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Oil Sands	2026	2026	2025	2025	2025	2026	2025	2025
Production volumes (mbbls/d)
Total Oil Sands bitumen production	815.2	933.9	992.7	958.3	860.8	874.4	898.9	937.5
Oil Sands production volumes
Oil Sands operations – SCO, diesel and other products	310.8	378.7	361.9	370.6	280.6	344.5	320.7	343.7
Oil Sands operations – Bitumen	119.7	161.1	165.2	150.4	162.8	140.3	164.1	160.9
Syncrude – SCO, diesel and bitumen	199.2	188.5	225.0	200.7	196.5	193.9	201.3	207.1
Fort Hills – Bitumen	154.2	187.2	178.2	184.1	162.9	170.6	169.6	175.4
Inter-asset transfers and consumption	(93.8)	(116.7)	(84.9)	(93.6)	(54.4)	(105.2)	(86.2)	(87.7)
Total Oil Sands production volumes	690.1	798.8	845.4	812.2	748.4	744.1	769.5	799.4
Oil Sands – upgraded – net SCO and diesel
Oil Sands operations	310.8	378.7	361.9	370.6	280.6	344.5	320.7	343.7
Syncrude	199.2	172.1	224.9	200.6	187.4	185.7	196.7	204.8
Inter-asset transfers and consumption	(27.8)	(31.5)	(29.8)	(27.1)	(29.8)	(29.6)	(30.3)	(29.4)
Total Oil Sands – upgraded – net SCO and diesel production	482.2	519.3	557.0	544.1	438.2	500.6	487.1	519.1
Oil Sands – non-upgraded bitumen
Oil Sands operations	119.7	161.1	165.2	150.4	162.8	140.3	164.1	160.9
Fort Hills	154.2	187.2	178.2	184.1	162.9	170.6	169.6	175.4
Syncrude	—	16.4	0.1	0.1	9.1	8.2	4.6	2.3
Inter-asset transfers	(66.0)	(85.2)	(55.1)	(66.5)	(24.6)	(75.6)	(55.9)	(58.3)
Total Oil Sands – non-upgraded bitumen production	207.9	279.5	288.4	268.1	310.2	243.5	282.4	280.3
Oil Sands production volumes to market
Upgraded – net SCO and diesel	482.2	519.3	557.0	544.1	438.2	500.6	487.1	519.1
Non-upgraded bitumen	207.9	279.5	288.4	268.1	310.2	243.5	282.4	280.3
Total Oil Sands production volumes	690.1	798.8	845.4	812.2	748.4	744.1	769.5	799.4
Oil Sands sales volumes (mbbls/d)
Upgraded – net SCO and diesel	484.8	510.0	570.3	541.9	440.2	497.3	484.1	520.4
Non-upgraded bitumen	219.7	287.0	283.7	277.9	307.6	253.1	276.4	278.6
Total Oil Sands sales volumes	704.5	797.0	854.0	819.8	747.8	750.4	760.5	799.0
Oil Sands operations cash operating costs(1)(A) ($ millions)
Cash costs	1 200	1 273	1 119	1 142	1 024	2 473	2 218	4 479
Natural gas	81	132	137	51	102	213	225	413
	1 281	1 405	1 256	1 193	1 126	2 686	2 443	4 892
Oil Sands operations cash operating costs(1)(A) ($/bbl)*
Cash costs	30.65	26.25	23.05	23.80	25.45	28.20	25.30	24.30
Natural gas	2.05	2.70	2.85	1.05	2.50	2.40	2.55	2.25
	32.70	28.95	25.90	24.85	27.95	30.60	27.85	26.55
Fort Hills cash operating costs(1)(A) ($ millions)
Cash costs	608	551	494	511	528	1 159	1 042	2 047
Natural gas	17	23	24	9	16	40	40	73
	625	574	518	520	544	1 199	1 082	2 120
Fort Hills cash operating costs(1)(A) ($/bbl)*
Cash costs	43.30	32.75	30.10	30.10	35.65	37.50	33.95	31.95
Natural gas	1.20	1.35	1.50	0.55	1.10	1.30	1.30	1.15
	44.50	34.10	31.60	30.65	36.75	38.80	35.25	33.10
Syncrude cash operating costs(1)(A) ($ millions)
Cash costs	715	696	624	576	636	1 411	1 290	2 490
Natural gas	13	20	19	5	16	33	32	56
	728	716	643	581	652	1 444	1 322	2 546
Syncrude cash operating costs(1)(A) ($/bbl)*
Cash costs	39.45	41.00	30.15	31.15	35.60	40.20	35.45	32.95
Natural gas	0.70	1.20	0.90	0.30	0.90	0.95	0.85	0.75
	40.15	42.20	31.05	31.45	36.50	41.15	36.30	33.70

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

54 2026 Second Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Oil Sands Segment Operating Netbacks(A)(B)	2026	2026	2025	2025	2025	2026	2025	2025
Non-upgraded bitumen ($/bbl)
Average price realized	98.79	79.77	58.13	71.93	67.95	88.07	72.38	68.61
Royalties	(13.21)	(9.76)	(7.13)	(9.09)	(8.79)	(11.27)	(9.41)	(8.75)
Transportation and distribution costs	(7.04)	(6.93)	(6.17)	(6.65)	(6.71)	(6.98)	(6.78)	(6.59)
Net operating expenses	(26.97)	(20.35)	(19.65)	(19.48)	(20.69)	(23.23)	(19.97)	(19.76)
Operating netback	51.57	42.73	25.18	36.71	31.76	46.59	36.22	33.51

Upgraded – net SCO and diesel ($/bbl)
Average price realized	143.55	101.08	83.40	92.43	90.10	121.90	95.08	91.16
Royalties	(21.73)	(10.02)	(8.28)	(12.98)	(8.75)	(15.76)	(10.73)	(10.64)
Transportation and distribution costs	(3.50)	(3.58)	(3.13)	(3.67)	(3.67)	(3.54)	(3.34)	(3.37)
Net operating expenses	(41.97)	(40.13)	(33.51)	(31.89)	(39.90)	(41.04)	(38.23)	(35.26)
Operating netback	76.35	47.35	38.48	43.89	37.78	61.56	42.78	41.89

Average Oil Sands segment ($/bbl)
Average price realized	129.59	93.41	75.00	85.48	80.98	110.48	86.83	83.29
Royalties	(19.07)	(9.93)	(7.90)	(11.66)	(8.76)	(14.24)	(10.25)	(9.98)
Transportation and distribution costs	(4.61)	(4.78)	(4.14)	(4.68)	(4.92)	(4.70)	(4.59)	(4.49)
Net operating expenses	(37.29)	(33.01)	(28.90)	(27.68)	(32.00)	(35.03)	(31.59)	(29.86)
Operating netback	68.62	45.69	34.06	41.46	35.30	56.51	40.40	38.96

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Second Quarter Suncor Energy Inc. 55

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Exploration and Production	2026	2026	2025	2025	2025	2026	2025	2025
Production volumes
E&P Canada (mbbls/d)	68.6	71.1	62.5	55.6	56.4	69.9	56.0	57.5
E&P International (mbbls/d)	2.2	5.3	1.1	2.2	3.3	3.8	5.0	3.3
Total production volumes (mbbls/d)	70.8	76.4	63.6	57.8	59.7	73.7	61.0	60.8

Total sales volumes (mbbls/d)	77.6	75.1	51.5	67.4	65.0	76.3	60.1	59.8

Operating netbacks(A)(B)
E&P Canada ($/bbl)
Average price realized	148.48	114.41	89.18	98.04	97.05	132.20	101.93	97.93
Royalties	(34.45)	(19.43)	(11.45)	(16.90)	(17.50)	(27.28)	(18.53)	(16.46)
Transportation and distribution costs	(6.20)	(7.85)	(5.86)	(5.15)	(5.45)	(6.99)	(4.97)	(5.23)
Operating costs	(15.05)	(16.34)	(16.74)	(18.64)	(17.90)	(15.66)	(18.92)	(18.35)
Operating netback	92.78	70.79	55.13	57.35	56.20	82.27	59.51	57.89

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

56 2026 Second Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Refining and Marketing	2026	2026	2025	2025	2025	2026	2025	2025
Refined product sales (mbbls/d)	654.8	680.9	640.4	646.8	600.5	667.7	602.6	623.3
Refinery crude oil throughput (mbbls/d)	470.6	497.8	504.2	491.7	442.3	484.1	462.4	480.3
Rack forward sales volume (ML)	5 713	5 659	5 883	6 040	5 724	11 372	11 143	23 066
Refinery utilization (%)(A)	92	97	99	96	87	95	90	94
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(B)	69.65	59.10	40.75	39.65	32.45	64.30	34.65	37.60
Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(B)	61.50	48.25	45.15	39.55	34.40	54.75	36.30	39.50
Rack forward gross margin (cpl)(B)	3.15	5.20	6.85	4.35	6.15	4.20	6.30	5.95
Refining operating expense ($/bbl)(B)	6.35	6.75	6.55	6.00	6.85	6.55	6.80	6.50
Rack forward operating expense (cpl)(B)	3.00	3.15	3.10	2.65	2.80	3.10	3.00	2.95
Refining and marketing margin capture (%)(B)(C)	89	99	101	92	89	93	94	96

Refined product sales (mbbls/d)(D)
Transportation fuels
Gasoline	250.3	269.3	274.0	262.1	251.1	259.8	256.9	262.5
Distillate	306.6	318.1	272.7	289.6	270.1	312.2	266.4	273.8
Total transportation fuel sales	556.9	587.4	546.7	551.7	521.2	572.0	523.3	536.3
Petrochemicals	4.2	10.8	4.4	3.2	4.4	7.5	5.8	15.9
Asphalt	36.0	25.6	29.2	45.0	31.2	30.8	28.3	32.7
Other	57.7	57.1	60.1	46.9	43.7	57.4	45.2	49.5
Total refined product sales	654.8	680.9	640.4	646.8	600.5	667.7	602.6	623.3

(A)	Effective January 1, 2026, the company increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.
(B)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(C)	Refining and marketing margin capture would have been 96% for the second quarter of 2025, 97% for the six months ended June 30, 2025, and 97% for the year ended December 31, 2025 after adjusting for the one-time settlement of emissions compliance charges.
(D)	Beginning in the first quarter of 2026, the company has aggregated the presentation of Eastern and Western refined product sales into a single combined total. Prior period amounts have been revised to reflect this change in presentation.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Second Quarter Suncor Energy Inc. 57

Quarterly Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks(A)

($ millions, except per barrel amounts)

	June 30, 2026			March 31, 2026
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 551	6 492	9 043	2 637	4 877	7 514
Other (loss) income	(67)	6	(61)	78	101	179
Purchases of crude oil and products	(689)	(73)	(762)	(719)	(132)	(851)
Gross realization adjustment(2)	180	(93)		64	(207)
Gross realizations	1 975	6 332		2 060	4 639
Royalties	(264)	(958)	(1 222)	(252)	(460)	(712)
Transportation and distribution	(141)	(154)	(295)	(179)	(164)	(343)
Operating, selling and general (OS&G)	(569)	(1 989)	(2 558)	(588)	(2 124)	(2 712)
OS&G adjustment(3)	31	138		62	281
Net operating expenses	(538)	(1 851)		(526)	(1 843)
Operating netback	1 032	3 369		1 103	2 172
Sales volumes (mbbls)	19 989	44 110		25 830	45 899
Operating netback per barrel	51.57	76.35		42.73	47.35

	December 31, 2025			September 30, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 172	4 521	6 693	2 346	4 704	7 050
Other income	25	52	77	70	36	106
Purchases of crude oil and products	(582)	(48)	(630)	(495)	(23)	(518)
Gross realization adjustment(2)	(98)	(151)		(81)	(108)
Gross realizations	1 517	4 374		1 840	4 609
Royalties	(186)	(434)	(620)	(232)	(648)	(880)
Transportation and distribution	(161)	(165)	(326)	(170)	(183)	(353)
OS&G	(565)	(1 983)	(2 548)	(538)	(1 791)	(2 329)
OS&G adjustment(3)	52	226		40	200
Net operating expenses	(513)	(1 757)		(498)	(1 591)
Operating netback	657	2 018		940	2 187
Sales volumes (mbbls)	26 102	52 472		25 567	49 856
Operating netback per barrel	25.18	38.48		36.71	43.89

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 2026 Second Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)

($ millions, except per barrel amounts)

	June 30, 2025
	Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment
Operating revenues	2 718	3 722	6 440
Other loss	(56)	(2)	(58)
Purchases of crude oil and products	(763)	(50)	(813)
Gross realization adjustment(2)	3	(62)
Gross realizations	1 902	3 608
Royalties	(246)	(350)	(596)
Transportation and distribution	(188)	(147)	(335)
OS&G	(644)	(1 712)	(2 356)
OS&G adjustment(3)	65	114
Net operating expenses	(579)	(1 598)
Operating netback	889	1 513
Sales volumes (mbbls)	27 989	40 055
Operating netback per barrel	31.76	37.78

2026 Second Quarter Suncor Energy Inc. 59

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)

($ millions, except per barrel amounts)

	June 30, 2026			June 30, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Year to date	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	5 188	11 369	16 557	5 003	8 578	13 581
Other income (loss)	11	107	118	(15)	55	40
Purchases of crude oil and products	(1 408)	(205)	(1 613)	(1 335)	(87)	(1 422)
Gross realization adjustment(2)	244	(300)		(32)	(216)
Gross realizations	4 035	10 971		3 621	8 330
Royalties	(516)	(1 418)	(1 934)	(471)	(940)	(1 411)
Transportation and distribution	(320)	(318)	(638)	(339)	(292)	(631)
OS&G	(1 157)	(4 113)	(5 270)	(1 095)	(3 653)	(4 748)
OS&G adjustment(3)	93	419		96	303
Net operating expenses	(1 064)	(3 694)		(999)	(3 350)
Operating netback	2 135	5 541		1 812	3 748
Sales volumes (mbbls)	45 819	90 009		50 030	87 622
Operating netback per barrel	46.59	61.56		36.22	42.78

				December 31, 2025
				Non-	Upgraded –
				Upgraded	Net SCO and	Oil Sands
Year ended				Bitumen	Diesel	Segment
Operating revenues				9 521	17 803	27 324
Other income				80	143	223
Purchases of crude oil and products				(2 412)	(158)	(2 570)
Gross realization adjustment(2)				(211)	(475)
Gross realizations				6 978	17 313
Royalties				(889)	(2 022)	(2 911)
Transportation and distribution				(670)	(640)	(1 310)
OS&G				(2 198)	(7 427)	(9 625)
OS&G adjustment(3)				188	729
Net operating expenses				(2 010)	(6 698)
Operating netback				3 409	7 953
Sales volumes (mbbls)				101 699	189 950
Operating netback per barrel				33.51	41.89

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 2026 Second Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)

($ millions, except per barrel amounts)

	June 30, 2026			March 31, 2026
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	1 019	128	1 147	718	243	961
Royalties	(236)	(55)	(291)	(122)	(107)	(229)
Transportation and distribution	(43)	(3)	(46)	(49)	(6)	(55)
OS&G	(108)	(36)	(144)	(114)	(19)	(133)
Non-production costs(6)	4			11
Operating netback	636			444
Sales volumes (mbbls)	6 860			6 277
Operating netback per barrel	92.78			70.79

	December 31, 2025			September 30, 2025
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	415	35	450	588	77	665
Royalties	(53)	(18)	(71)	(101)	(32)	(133)
Transportation and distribution	(26)	(2)	(28)	(30)	(2)	(32)
OS&G	(91)	(36)	(127)	(115)	(34)	(149)
Non-production costs(6)	13			3
Operating netback	258			345
Sales volumes (mbbls)	4 642			5 998
Operating netback per barrel	55.13			57.35

	June 30, 2025
	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment
Operating revenues	545	120	665
Royalties	(98)	(64)	(162)
Transportation and distribution	(32)	(4)	(36)
OS&G	(105)	(20)	(125)
Non-production costs(6)	5
Operating netback	315
Sales volumes (mbbls)	5 619
Operating netback per barrel	56.20

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Second Quarter Suncor Energy Inc. 61

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)

($ millions, except per barrel amounts)

	June 30, 2026			June 30, 2025
	E&P		E&P	E&P		E&P
Year to date	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	1 737	371	2 108	1 015	379	1 394
Royalties	(358)	(162)	(520)	(184)	(170)	(354)
Transportation and distribution	(92)	(9)	(101)	(51)	(7)	(58)
OS&G	(222)	(55)	(277)	(200)	(45)	(245)
Non-production costs(6)	15			12
Operating netback	1 080			592
Sales volumes (mbbls)	13 137			9 963
Operating netback per barrel	82.27			59.51

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2026 Second Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except as noted)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Refining and marketing gross margin reconciliation	2026	2026	2025	2025	2025	2026	2025	2025
Operating revenues	11 890	9 129	7 648	8 085	7 310	21 019	14 938	30 671
Purchases of crude oil and products	(8 719)	(6 256)	(5 657)	(6 208)	(5 969)	(14 975)	(11 891)	(23 756)
	3 171	2 873	1 991	1 877	1 341	6 044	3 047	6 915
Other income (loss)	58	(86)	25	25	18	(28)	6	56
Non-refining and marketing margin(7)	(38)	26	(15)	14	14	(12)	1	—
Refining and marketing gross margin – FIFO(A)	3 191	2 813	2 001	1 916	1 373	6 004	3 054	6 971
Refinery production (mbbls)(8)	45 812	47 581	49 091	48 326	42 282	93 393	88 080	185 497
Refining and marketing gross margin – FIFO ($/bbl)(A)	69.65	59.10	40.75	39.65	32.45	64.30	34.65	37.60
FIFO and risk management activities adjustment	(373)	(518)	215	(5)	82	(891)	142	352
Refining and marketing gross margin – LIFO(A)(B)	2 818	2 295	2 216	1 911	1 455	5 113	3 196	7 323
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	61.50	48.25	45.15	39.55	34.40	54.75	36.30	39.50

Rack forward gross margin
Refining and marketing gross margin – FIFO(A)	3 191	2 813	2 001	1 916	1 373	6 004	3 054	6 971
Refining and supply gross margin	(3 011)	(2 518)	(1 597)	(1 653)	(1 022)	(5 529)	(2 353)	(5 603)
Rack forward gross margin(A)(9)	180	295	404	263	351	475	701	1 368
Sales volume (ML)	5 713	5 659	5 883	6 040	5 724	11 372	11 143	23 066
Rack forward gross margin (cpl)(A)	3.15	5.20	6.85	4.35	6.15	4.20	6.30	5.95

Refining and rack forward operating expense reconciliation
Operating, selling and general	591	673	650	602	578	1 264	1 187	2 439
Less: Rack forward operating expense(A)(10)	173	179	184	160	161	352	332	676
Less: Other operating expenses(11)	127	173	144	153	128	300	258	555
Refining operating expense(A)	291	321	322	289	289	612	597	1 208
Refinery production (mbbls)(8)	45 812	47 581	49 091	48 326	42 282	93 393	88 080	185 497
Refining operating expense ($/bbl)(A)	6.35	6.75	6.55	6.00	6.85	6.55	6.80	6.50
Sales volume (ML)	5 713	5 659	5 883	6 040	5 724	11 372	11 143	23 066
Rack forward operating expense (cpl)(A)	3.00	3.15	3.10	2.65	2.80	3.10	3.00	2.95

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Refining and marketing gross margin – LIFO excludes the impact of risk management activities.
(C)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Second Quarter Suncor Energy Inc. 63

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

Suncor custom 5-2-2-1 index(A)(12)

(US$/bbl, except as noted)		Quarter Ended					Six Months Ended		Year Ended
		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
(average for the three months, six months and twelve months ended)		2026	2026	2025	2025	2025	2026	2025	2025
WTI crude oil at Cushing		92.85	72.15	59.15	64.95	63.70	82.55	67.55	64.75
SYN crude oil at Edmonton		101.25	71.75	57.85	66.30	64.70	86.60	66.90	64.45
WCS at Hardisty		78.20	58.00	47.95	54.55	53.50	68.15	56.10	53.65
New York Harbor 2-1-1 crack(B)		55.55	35.40	29.90	29.95	25.90	45.55	23.50	26.75
Chicago 2-1-1 crack(B)		51.00	23.05	21.50	26.40	22.05	37.10	18.35	21.15

Product value
New York Harbor 2-1-1 crack(C)	40%	59.35	43.00	35.60	37.95	35.85	51.25	36.40	36.60
Chicago 2-1-1 crack(D)	40%	57.55	38.10	32.25	36.55	34.30	47.85	34.35	34.35
WTI	20%	18.55	14.45	11.85	13.00	12.75	16.50	13.50	12.95
Seasonality factor		5.00	6.50	6.50	5.00	5.00	5.75	5.75	5.75
		140.45	102.05	86.20	92.50	87.90	121.35	90.00	89.65

Crude value
SYN	40%	40.50	28.70	23.15	26.50	25.90	34.65	26.75	25.80
WCS	40%	31.30	23.20	19.20	21.80	21.40	27.25	22.45	21.45
WTI	20%	18.55	14.45	11.85	13.00	12.75	16.50	13.50	12.95
		90.35	66.35	54.20	61.30	60.05	78.40	62.70	60.20
Suncor custom 5-2-2-1 index		50.10	35.70	32.00	31.20	27.85	42.95	27.30	29.45
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		69.30	48.95	44.65	42.95	38.55	59.15	38.50	41.15

(A)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.
(B)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.
(C)	Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.
(D)	Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2026 Second Quarter Suncor Energy Inc.

Operating Summary Information

Non-GAAP and Other Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and, refining and marketing margin capture and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, refining and marketing margin capture, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report, as applicable. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
(2)Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(3)Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.
(4)Reflects other E&P assets, such as Libya, for which netbacks are not provided.
(5)Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.
(6)Reflects adjustments for general and administrative costs not directly attributed to production.
(7)Reflects adjustments for intersegment marketing fees.
(8)Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(9)Rack forward operating revenues, other income less purchases of crude oil and products.
(10)Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.
(11)Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.
(12)The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

2026 Second Quarter Suncor Energy Inc. 65

Explanatory Notes

*	Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
cpl	–	cents per litre
ML	–	million litres
WTI	–	West Texas Intermediate
SYN	–	Synthetic crude oil benchmark
WCS	–	Western Canadian Select

Metric Conversion

1 m3 (cubic metre) = approximately 6.29 barrels

66 2026 Second Quarter Suncor Energy Inc.